82-2435


06013963

SUPPL



HAWKEYE
GOLD & DIAMOND INC.

(Unaudited – Prepared by Management)
Consolidated Financial Statements for the Third Quarter ended February 28, 2006;
Notes to the Consolidated Financial Statements for the Third Quarter ended February 28, 2006; and
Management Discussion and Analysis (MD&A Report) for the Third Quarter ended February 28, 2006



FINANCIAL STATEMENTS

ISSUER DETAILS

For the Third Quarter Ended: February 28, 2006
Date of the Report: April 24, 2006

Name of Issuer: HAWKEYE GOLD & DIAMOND INC.
Issuers Address: Suite 2302 – 120 Milross Avenue
      Vancouver, BC, Canada V6A 4K7

Issuer Phone Number: (604) 878-1339
Issuer Fax Number: (604) 688-3402
Issuer Email Address: hko@hawkeyegold.com
Issuer Website Address: www.hawkeyegold.com

Contact Person: Greg Neeld
Contact Position: President & CEO
Contact Phone Number: (604) 878-1339
Contact Email Address: greg@hawkeyegold.com

CERTIFICATE

The one attached **"SCHEDULE "A" – Financial Statements"** required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors of the Company. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Directors Name: Greg Neeld   **Date Signed:** April 24, 2006

Directors Name: Andrea Plourde   **Date Signed:** April 24, 2006

HAWKEYE GOLD & DIAMOND INC.

Consolidated Financial Statements

February 28, 2006

(Unaudited – Prepared by Management)

Index

NOTICE PURSUANT TO NATIONAL INSTRUMENT 51-102

The accompanying interim financial statements of HAWKEYE Gold & Diamond Inc. as at February 28, 2006 and for the nine-month period then ended have not been reviewed by an auditor.

HAWKEYE GOLD & DIAMOND INC.

Consolidated Balance Sheet
(Unaudited - Prepared by Management)

	February 28, 2006	May 31, 2005
ASSETS		
Current		
Cash	$ 166,752	$ 43,738
Accounts receivable	50,109	2,696
Exploration Advances	20,000	-
Prepaid expenses and deposits	4,960	4,960
	241,821	51,394
Equipment (note 4)	10,191	11,130
Mineral property interests (note 5)	1,195,861	482,992
	$ 1,447,873	$ 545,516
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 177,703	$ 340,206
Loan payable (note 6)	53,400	108,400
	231,103	448,606
SHAREHOLDERS' EQUITY		
Share capital (note 7)	8,602,388	7,132,726
Contributed surplus (note 8)	288,484	131,367
Deficit	(7,674,102)	(7,167,183)
	1,216,770	96,910
	$ 1,447,873	$ 545,516

Future operations (note 1)
Subsequent events (note 12)

Approved by the Directors:

Greg Neeld   Andrea Plourde

HAWKEYE GOLD & DIAMOND INC.

Consolidated Statement of Operations and Deficit
(Unaudited - Prepared by Management)

	Three months ended		Nine months ended	
	February 28, 2006	February 28, 2005	February 28, 2006	February 28, 2005
Expenses				
Advertising, entertainment, and promotion	$ 17,604 $	18,945 $	60,099 $	46,592
Amortization	1,068	921	3,205	2,764
Automobile	1,302	1,742	7,256	2,415
Bank charges, interest, and penalties	808	8,052	884	10,611
Consulting fees	3,543	11,700	5,903	39,455
Filing and regulatory fees	8,344	1,189	19,128	1,264
Office and miscellaneous	4,971	6,800	19,704	24,329
Professional fees	15,607	8,497	49,353	58,579
Public relations	708	1,600	3,216	2,850
Rent	11,474	5,924	34,354	15,870
Stock-based compensation	73,904	27,100	157,117	27,100
Telecommunications	6,386	5,556	16,256	13,842
Transfer agent	4,053	1,298	9,047	10,505
Travel and convention (recovery)	3,908	(989)	13,557	14,168
Wages and benefits	43,500	32,500	105,300	91,850
Web site design	2,540	-	2,540	-
	199,720	130,835	506,919	362,194
Loss from operations	(199,720)	(130,835)	(506,919)	(362,194)
Loss for the period	(199,720)	(130,835)	(506,919)	(362,194)
Deficit, beginning of period	(7,474,382)	(6,870,396)	(7,167,183)	(6,639,037)
Deficit, end of period	$ (7,674,102) $	(7,001,231) $	(7,674,102) $	(7,001,231)
Loss per share - basic and diluted	$ (0.01) $	(0.01) $	(0.03) $	(0.04)
Weighted average number of common shares outstanding - basic and diluted	17,988,196	9,065,084	15,302,146	8,317,737

HAWKEYE GOLD & DIAMOND INC.

Consolidated Statement of Cash Flows
(Unaudited - Prepared by Management)

	Three months ended		Nine months ended	
	February 28, 2006	February 28, 2005	February 28, 2006	February 2 200
Cash flows from (used in) operating activities				
Loss for the period	$ (199,720) $	(130,835) $	(506,919) $	(362,19
Adjustments for:				
Amortization of equipment	1,068	921	3,205	2,76
Stock-based compensation	73,904	27,100	157,117	27,10
	(124,748)	(102,814)	(346,597)	(332,33
Changes in non-cash working capital				
Decrease (increase) in accounts receivable	(46,238)	1,430	(47,413)	2,64
Decrease (increase) in exploration advances	15,000	272,500	(20,000)	
Decrease (increase) in prepaid expenses and deposits	-	(1,676)	-	(1,67
Increase (decrease) in accounts payable and accrued liabilities	80,917	64,144	(162,503)	15,76
	(75,069)	233,584	(576,513)	(315,59
Cash flows from (used in) investing activities				
Acquisition costs associated with properties	-	-	(133,805)	
Deferred exploration expenditures incurred	(478,977)	(327,245)	(579,064)	(389,50
Purchase of equipment	-	-	(2,266)	(9,77
	(478,977)	(327,245)	(715,135)	(399,28
Cash flows from (used in) financing activities				
Increase (decrease) in loan payable	(40,000)	59,000	(55,000)	59,00
Proceeds from share issuances	683,600	-	1,534,750	708,41
Share issuance costs	(45,688)	-	(65,088)	(57,57
	597,912	59,000	1,414,662	709,83
Net increase (decrease) in cash	43,866	(34,661)	123,014	(5,04
Cash position (deficiency), beginning of period	122,886	23,509	43,738	(6,10
Cash deficiency, end of period	$ 166,752 $	(11,152) $	166,752 $	(11,15

HAWKEYE GOLD & DIAMOND INC.

Consolidated Schedule of Deferred Resource Property Expenditures
Nine Months Ended February 28, 2006
(Unaudited - Prepared by Management)

	AFRICA PROJECT	DEDEE RHODE	DIXIE BELL	SAN CARLOS	TOTALS
Balances, beginning of period: *					
Acquisition costs	$ -	$ 13,831	$ 13,831	$ 40,000	$ 67,662
Exploration expenditures	-	9,563	10,521	395,246	415,330
Total beginning property expenditures	-	23,394	24,352	435,246	482,992
Incurred during the current period					
Acquisition costs	6,305	-	-	127,500	133,805
Exploration expenditures					
Accommodations & meals	-	-	-	1,695	1,695
Accounting/expediting	-	-	-	1,411	1,411
Camp operations	-	-	-	10,747	10,747
Camp supplies	-	-	-	13,824	13,824
Claims maintenance	-	-	-	12,036	12,036
Communications	-	-	-	4,898	4,898
Consulting	-	-	-	146,048	146,048
Contractors	-	-	-	5,564	5,564
Drilling	-	-	-	115,192	115,192
Equipment rental	-	-	-	21,832	21,832
Field expenses	-	-	-	9,166	9,166
Helicopter services	-	-	-	136,575	136,575
Legal	-	-	-	2,985	2,985
Local labour	-	-	-	6,878	6,878
Management	-	-	-	5,061	5,061
Mob / demob	-	-	-	10,091	10,091
Office	-	-	-	6,877	6,877
Staking	-	-	-	2,821	2,821
Taxes	-	-	-	59,352	59,352
Travel	-	-	-	6,011	6,011
Total exploration expenditures	-	-	-	579,064	579,064
Total current period expenditures	6,305	-	-	706,564	712,869
Balance, end of period:					
Acquisition costs	6,305	13,831	13,831	167,500	201,467
Exploration expenditures	-	9,563	10,521	974,310	994,394
Total property expenditures	$ 6,305	$ 23,394	$ 24,352	$ 1,141,810	$ 1,195,861

See Schedule 2

HAWKEYE GOLD & DIAMOND INC.

Consolidated Schedule of Deferred Resource Property Expenditures
May 31, 2005
(Unaudited – Prepared by Management)

	DEDEE RHODE	DIXIE BELL	SAN CARLOS	TOTALS
Balances, beginning of year:				
Acquisition costs	$ 6,750	$ 6,750	$ 40,000	$ 53,500
Exploration expenditures	2,678	2,678	-	5,356
Total beginning property expenditures	9,428	9,428	40,000	58,856
Incurred during the year:				
Acquisition costs	7,081	7,081	-	14,162
Exploration expenditures				
Assays	-	-	24,783	24,783
Computer	-	-	100	100
Consulting	1,675	2,633	144,968	149,276
Field equipment	-	-	35,878	35,878
Field travel	-	-	31,385	31,385
Management fees	-	-	11,726	11,726
Maps	-	-	115	115
Office	-	-	1,840	1,840
Rent	-	-	267	267
Staking	5,210	5,210	-	10,420
Surveys	-	-	77,908	77,908
Taxes	-	-	66,276	66,276
Total exploration expenditures	6,885	7,843	395,246	409,974
Total current year property expenditures	13,966	14,924	395,246	424,136
Balances, end of year:				
Acquisition costs	13,831	13,831	40,000	67,662
Exploration expenditures	9,563	10,521	395,246	415,330
Total property expenditures	$ 23,394	$ 24,352	$ 435,246	$ 482,992

HAWKEYE GOLD & DIAMOND INC.

1.   **Nature of Operations and Basis of Presentation**

The Company is an exploration stage company and the primary function of the business is to be engaged in the exploration for and the development of natural resources in Canada and Mexico.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which implies that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. The ability of the Company to operate as a going concern is uncertain and is dependent on continued financial support from its shareholders, the ability to develop viable business opportunities, and the ability to obtain adequate financing to meet operating requirements and to commence profitable operations. The outcome of these matters cannot be predicted at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company has experienced a loss of $506,919 for the 9 months ended February 28, 2006 (2005 - $362,194) and, as at February 28, 2006 has a deficit of $7,674,102 (May 31, 2005 - $7,167,183) and a working capital surplus (deficiency) of $10,718 (May 31, 2005 – ($397,212)).

2.   **Significant Accounting Policies**

a)   Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiary companies: Foch Electronics (Canada) Inc. and Hawkeye Oro de Mexico S.A. de C.V. All inter-company amounts have been eliminated on consolidation.

b)   Equipment

Equipment is recorded at cost. Amortization is provided for on a declining balance basis at the following annual rates:

Computer equipment	30%
Computer software	100%
Office equipment	20%

In the year of acquisition, the rate used is one-half of that shown above.

c)   Mineral Property Interests

The Company is in the exploration stage and defers all expenditures related to mineral properties until such time as the properties are put into commercial production, sold or abandoned. Under this method the amounts shown as mineral properties represent costs incurred to date less amounts amortized and/or written off, and do not necessarily represent present or future values.

2.   **Significant Accounting Policies** (continued)

If the properties are put into commercial production, the expenditures will be amortized based upon the proven reserves available. If the properties are sold or abandoned, the expenditures will be charged to operations. The Company does not accrue the estimated future costs of maintaining in good standing its mineral properties.

In the event that reserves are determined, the carrying values of a mineral interest, on a property-by-property basis, will be reviewed by management at least annually to determine if they have become impaired. If impairment is deemed to exist, the mineral property will be written down to its net recoverable value. The ultimate recoverability of the amounts capitalized for the mineral properties is dependent upon the identification of economically recoverable ore reserves, the Company's ability to obtain the necessary financing to complete their development and to realize profitable production or proceeds from the disposition thereof. Management's estimates of recoverability of the Company's investment in various projects have been based on current conditions. However, it is possible that changes could occur in the near term, which could adversely affect management's estimates and may result in future write-downs of capitalized property carrying values.

Management has determined each property to be a cost centre.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

d)   Income Taxes

Income taxes are accounted for using the liability method. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on future taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

e)   Loss per Share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is calculated in accordance with the treasury stock method and is calculated by dividing net earnings (loss) applicable to common shares

HAWKEYE GOLD & DIAMOND INC.

2. **Significant Accounting Policies** (continued)

by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

f) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

g) Stock Based Compensation

The Company has a stock-based compensation plan which is described in note 8. Under this method, the fair value of the stock options calculated using the Black Scholes method at the date of grant is amortized over the vesting period, with the offsetting credit to contributed surplus. If the stock options are exercised, the proceeds are credited to share capital.

3. **Financial Instruments**

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash accounts receivable, bank indebtedness, accounts payable and loans approximate their fair value because of the short-term nature of those instruments.

4. **Equipment**

	Cost	Accumulated Amortization	Net Book Value February 28, 2006	May 31, 2005
Computer equipment	$ 28,123	$ 21,802	$ 6,321	$ 8,155
Computer software	2,512	2,198	314	1,256
Office equipment	7,254	3,698	3,556	1,719
	$ 37,889	$ 27,698	$ 10,191	$ 11,130

The equipment has been depreciated in accordance with note 2 b.

HAWKEYE GOLD & DIAMOND INC.

5.   **Mineral Property Interests (see Schedules 1 and 2)**

    a)   DEDEE RHODE and DIXIE BELL Claims

Under the terms of an option agreement (the "Option Agreement") dated April 23, 2003, the Company acquired an option to earn a 100% interest in the DEDEE RHODE and DIXIE BELL Claim blocks, located in the Red Lake mining district of northwest Ontario. The Issuer will earn a 100% interest in the Claims by paying staking costs for the Property prior to TSX Venture Exchange acceptance of the Option Agreement totaling $5,356 (paid), making cash payments totaling $75,500 over four years commencing 15 days after May 5, 2003 (the "Effective Date" of the Option Agreement) ($2,500 was paid within 15 days of the Effective Date; $5,000 was paid before the first anniversary of the Effective date and $10,000 was paid before the second anniversary of the Effective Date)) and by issuing a total of 59,000 common shares to the Optionor of the Property over three years (6,250 common shares were issued within 15 days of the Effective Date; 18,750 were issued before the first anniversary of the Effective Date and 27,750 were issued before the second anniversary of the Effective Date)). The Claims are subject to a 2% net smelter return in favour of the Optionor and the Company has the exclusive right and option to purchase up to one-half of the Royalty (1%) from the Optionor for $1,000,000, exercisable until the third anniversary of the date of commencement of commercial production.

The Issuer received TSX Venture Exchange acceptance for filing of the Dedee Rhode and Dixie Bell Option Agreement on April 29, 2003.

During the Issuer's nine months ended February 28, 2006 the Company incurred $nil (2005 - $2,762) in deferred exploration expenditures and $nil (2005 - $nil) in acquisition costs relating to the Dedee Rhode and Dixie Bell Claims.

    b)   SAN CARLOS Claims

Effective April 13, 2005, the Company and the Optionor of the San Carlos Claims entered into a new property option agreement (the "New San Carlos Agreement") whereby the Company can acquire up to a 60% interest in the San Carlos Property (the "Property") which totals approximately 11,000 hectares and is located near the town of San Carlos in the State of Tamaulipas in north east Mexico.

During the Issuer's year ended May 31, 2005 the Optionor of the San Carlos Claims notified the Company that it was in default of certain provisions of the original San Carlos Agreement, dated March 4, 2004, as a result of the Company failing to defray the tax obligations related to the San Carlos Claims and meet its first year minimum work requirements over the Claims. In connection with entering into the New San Carlos Agreement, the Company agreed to pay $45,475 (paid during the Issuer's first quarter 2005) in full satisfaction of the tax obligations and agreed to issue 750,000 common shares in the capital of the

5. Mineral Property Interests (continued)

Company (issued during the Issuer's first quarter 2005) (see note 7b below)) to the San Carlos Optionor in respect of the Company's shortfall of approximately $100,000 in the minimum required property expenditures that were required to be incurred over the Claims no later than March 15, 2005 (the original first anniversary date). Also, under the terms of the New San Carlos Option Agreement, in order for the Company to earn its 51% interest in the San Carlos Claims, it is required to issue 100,000 common shares in the capital of the Company (issued during the Issuer's first quarter 2005 (see note 7b below)) to the San Carlos Optionor within five business days of having received TSX Venture Exchange approval for the New San Carlos Agreement on August 12, 2005 (the "New Effective Date"), 100,000 common shares in the capital of the Company not later than the first anniversary of the New Effective Date, and 200,000 common shares in the capital of the Company not later than the second anniversary of the New Effective Date. The Company must also incur a minimum of $450,000 USD in exploration expenditures not later than the first anniversary of the New Effective Date, incur a further minimum of $550,000 USD in exploration expenditures not later than the second anniversary of the New Effective Date, and incur a further minimum of $1,000,000 USD in exploration expenditures not later than the third anniversary of the New Effective Date.

All shares issued pursuant to the terms of the New San Carlos Agreement are subject to a four month hold period from their respective dates of distribution.

During the Issuer's nine months ended February 28, 2006 the Company incurred $579,064 (2005 - $386,746) in deferred exploration expenditures, and $127,500 (2005 - $nil) in acquisition costs.

c) AFRICA PROJECT Claims

The Company advanced a non-refundable deposit of $6,305 on certain diamond claims situated in South Africa. The Company has been in preliminary discussions to conclude an option agreement.

HAWKEYE GOLD & DIAMOND INC.

6. **Loan Payable**

The loan payable consists of the following:

	Feb 28, 2006	May 31, 2005
Loan principal	$ 30,000	$ 85,000
Finance fee	23,400	23,400
	$ 53,400	$ 108,400

The loan payable does not have any specified terms of repayment. If the loan was paid in full within thirty days of the funds being advanced, the finance fee was lower. The loan does not have a specified interest rate, only the finance fee. During the current period, the company made a $40,000 repayment on the loan.

7. **Share Capital**

a) Authorized:

100,000,000 common shares without par value.

b) Issued:

	Shares	$ Amount
Balance, May 31, 2004	5,979,052	6,243,629
Issued during the year		
Agent's commission	3,850	962
Agent's corporate finance fee	40,000	10,000
Exercise of share purchase warrants	77,000	13,860
Finders' fees	20,754	7,264
Private placements	4,094,428	944,550
Pursuant to property acquisition agreements:		
- DEDEE RHODE and DIXIE BELL Claims	27,750	4,163
Less: share issue costs	-	(91,702)
Balance, May 31, 2005	10,242,834	7,132,726
Issued during the period		
Agent's commission	16,000	2,400
Private placements	12,144,340	1,419,850
Private placement cancelled	(100,000)	(15,000)
Pursuant to property acquisition agreements:		
- San Carlos Project	850,000	127,500
Less: share issue costs	-	(65,088)
Balance, February 28, 2006	23,153,174	$8,602,388

7.   **Share Capital** (continued)

    (i)   The Company received TSX Venture Exchange acceptance for a non brokered private placement of up to 6,666,666 units at a price of $0.15 per unit, for gross proceeds of up to $1,000,000 the closing of which occurred on August 11, 2005.

        Each Unit consists of one common share in the capital of the Company and one-half common share purchase warrant. Each whole share purchase warrant will permit the holder to purchase one further common share in the capital of the Company at the price of $0.20 per share until February 11, 2007.

        In connection with this private placement, the Company paid finder's fees consisting of 16,000 units in the capital of the Company and $37,700 cash.

        The Company issued the first traunch of 1,150,000 units at $0.15 per unit back in May, 2005. During the first quarter ended August 31, 2005 the Company issued the remaining units. The second traunch consisted of 2,208,333 units at $0.15 per unit and 3,100,000 units at $0.1306451 per unit.

    (ii)   The Company received TSX Venture Exchange acceptance for a non brokered private placement of up to 6,836,00 units at a price of $0.10 per unit, for gross proceeds of up to $683,600 the closing of which occurred on February 7, 2006.

        Each Unit consists of one common share in the capital of the Company and one common share purchase warrant. Each whole warrant can be exercised to acquire one additional common share in the capital of the Company at the price $0.15 per share for until August 7, 2007. The private placement will be subject to a four (4) month hold from closing.

        In connection with this private placement, the Company paid finder's fees consisting of 428,100 purchase warrants and $37,588 cash.

    c)   Share purchase warrants outstanding as at February 28, 2006 are as follows:

Number of Shares	Price per Share	Expiry Date
525,000	$0.20	November 2, 2006
50,000	$0.20	December 1, 2006
2,881,334	$0.20	February 11, 2007
7,264,100	$0.15	August 7, 2007

    During the quarter ended February 28, 2006, no share purchase warrants were exercised.

During the quarter ended February 28, 2006, 870,000 share purchase warrants of the Company expired unexercised.

d) As at February 28, 2006, there are 23,438 shares (May 31, 2005 - 23,438) held in escrow.

8. Stock Options

On November 29, 2005, the Company renewed its rolling stock option plan, reserving a maximum of 10% of the issued shares of the Company for issuance for purposes under the plan. The Company has received approval for implementation of this plan from its shareholders.

Stock options issued and outstanding are as follows:

	February 28, 2006		May 31, 2005	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding, beginning of period	906,270	$ 0.24	433,021	$ 0.15
Options cancelled during the period	-	$ -	(30,001)	$ 0.15
Options exercised during the period	-	$ -	-	$ -
Options expired during the period	-	$ -	(38,750)	$ 0.15
Options granted during the period	1,408,447	$ 0.14	542,000	$ 0.30
Options outstanding and exercisable , end of period	2,314,717	$ 0.18	906,270	$ 0.24

The 2,314,717 stock options outstanding as at February 28, 2006 expire as follows:

Number of Shares	Price per Share	Expiry Date
23,698	$ 0.15	March 2, 2006
16,250	$ 0.15	May 10, 2006
53,573	$ 0.15	January 18, 2007
79,250	$ 0.15	June 5, 2007
191,499	$ 0.15	October 2, 2008
542,000	$ 0.30	February 15, 2010
725,447	$ 0.15	October 11, 2010
683,000	$ 0.12	February 14, 2011

a) During the six months ended November 30, 2005, the Company granted 725,447 incentive stock options to consultants and directors of the Company. The Company accounted for stock-based compensation expense of these options using the following assumptions: risk-free interest rate of 3.66%, dividend yield of 0%, volatility of 94.61%, and expected life of 5 years. The fair value of these

options is estimated at $0.115 per option. The Company has recorded $83,213 in stock-based compensation expense on these 725,447 stock options during the period. As a result, contributed surplus recorded to date has increased to $214,580 (May 31, 2005 - $131,367)

b) During the current quarter ended February 28, 2006, the Company granted 683,000 incentive stock options to consultants and directors of the Company. The Company accounted for stock-based compensation expense of these options using the following assumptions: risk-free interest rate of 4.11%, dividend yield of 0%, volatility of 83.7%, and expected life of 5 years. The fair value of these options is estimated at $0.108 per option. The Company has recorded $73,904 in stock-based compensation expense on these 683,000 stock options during the period. As a result, contributed surplus recorded to date has increased to $288,484 (May 31, 2005 - $131,367)

c) The weighted average remaining contractual life of outstanding incentive stock options at February 28, 2006 is 4.12 years (May 31, 2005 - 3.83 years).

9.   Income Taxes

The components of the future income tax assets are as follows:

	May 31, 2005
Future income tax assets:	
Non-capital loss carry-forwards	$ 1,104,179
Unused cumulative Canadian exploration and development expenses	401,022
	1,505,201
Less: Valuation allowance	(1,505,201)
	$ -

The valuation allowance reflects the Company's estimate that the tax assets are not likely to be realized.

The non-capital losses are carried forward for tax purposes and are available to reduce taxable income of future years. These losses expire commencing in 2006 through 2010, and in 2014 to 2015. The exploration and development expenses can be carried forward indefinitely.

10.   Non-Cash Financing Activities

During the Issuer's nine-month period ended February 28, 2006, the Company issued common shares in connection with the following non-cash financing activities:

a)   In connection with the Company's August 11, 2005 non-brokered private placement (note 7b)(i)):

-   16,000 common shares at a price of $0.15 per share, representing a commission paid to the Agent.

b)   In connection with the Company's share payment obligations to the Vendor of the San Carlos Property Claims (note 5b):

-   750,000 common shares at a price of $0.15 per share, representing the Company's shortfall of approximately $100,000 in the minimum required property expenditures required to be incurred no later than March 15, 2005; and

-   100,000 common shares at a price of $0.15 per share, representing the first share payment required under the New San Carlos Agreement.

11.   Related Party Transactions

a)   During the nine-month period ended February 28, 2006, $75,000 (2005 - $45,000) was paid to a shareholder, director, CEO and president of the Company as remuneration.

In addition, other directors received a total of $1,500 (2005 - $3,800) from the Company as remuneration.

b)   As at February 28, 2006, there is a balance of $4,921 due from a shareholder, director, CEO and president included in accounts receivable (May 31, 2005 - $15,327 due to a shareholder, director, CEO and president included in accounts payable and accrued liabilities).

The above noted transactions have been reported at amounts agreed to by the transaction parties.

12.   Subsequent Events

a)   On March 9, 2006 the Company completed a private placement of 1,870,000 Units at $0.10 per Unit for gross proceeds of $187,000. Each Unit consists of one common share in the capital of the Company and one common share purchase warrant. Each whole warrant can be exercised to acquire one additional common share at $0.15 per share for 18 months from closing. The private placement will be subject to a four (4) month hold from closing.

The proceeds will be used to complete the San Carlos drilling program currently underway, and for general working capital purposes. Management wishes to thank shareholders for their continued support.

b)   On March 16, 2006 the Company received TSX Venture Exchange approval for its rolling stock option plan, reserving a maximum of 10% of the issued

shares of the Company for issuance for purposes under the plan. The shareholders had approved this plan on November 29, 2005.



MANAGEMENT DISCUSSION & ANALYSIS

ISSUER DETAILS

For the 3rd Quarter Ended: February 28, 2006
Date of the Report: April 28, 2006

Name of Issuer: HAWKEYE GOLD & DIAMOND INC.
Issuers Address: 120 Milross Avenue, Suite 2302
       Vancouver, BC, Canada V6A 4K7

Issuer Phone Number: (604) 878-1339
Issuer Fax Number: (604) 688-3402
Issuer Email Address: hko@hawkeyegold.com
Issuer Website Address: www.hawkeyegold.com

Contact Person: Greg Neeld
Contact Position: President & CEO
Contact Phone Number: (604) 878-1339
Contact Email Address: greg@hawkeyegold.com

CERTIFICATE

The disclosure contained within this Management Discussion & Analysis Report (the "MD&A Report") attached hereto has been approved by the Board of Directors of the Company. A copy of this MD&A Report will be provided to any shareholder who requests it.

Directors Name: _Greg Neeld_   **Date Signed:**   April 28, 2006

Directors Name: _Andrea Plourde_   **Date Signed:**   April 28, 2006



MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THIRD QUARTER ENDED FEBRUARY 28, 2006

TSX Venture Exchange Listed - HKO
12g3-2(b):82-2435
CUSIP NO : 42016R 10 4

This MD&A Report addresses issues that affected HAWKEYE GOLD & DIAMOND INC. (the "Company" (the "Issuer") or ("HAWKEYE")) during its third quarter ended February 28, 2006 (the "third quarter") and, when appropriate, material changes that impacted the Company subsequent to the end of its third quarter to the date of this report, April 28, 2006 (the "post quarter review period").

ADDITIONAL FINANCIAL AND CORPORATE INFORMATION

Management encourages our shareholders and the investment community to read this MD&A Report together with the Issuer's Audited Consolidated Financial Statements and Notes to the Audited Consolidated Financial Statements and the MD&A Report for our current year ended May 31, 2005 along with the Audited Consolidated Financial Statements and Notes to the Audited Consolidated Financial Statements for the years ended May 31, 2004 and May 31, 2003 including Schedule B (Supplementary Information) and Schedule C (Management Discussion and Analysis) for those years. The Issuer's Annual Audited and Unaudited Interim Management Prepared Consolidated Financial Statements and Notes to the Consolidated Financial Statements are produced in accordance with Canadian generally accepted accounting principles. All amounts in the Annual Audited and Unaudited Interim Management Prepared Consolidated Financial Statements and Notes to the Consolidated Financial Statements including this MD&A Report are stated in Canadian dollars unless otherwise indicated.

We also encourage you to visit the Company's web page on the SEDAR website to view all our regulatory filings filed with SEDAR which include but are not limited to the Company's Annual Audited and Unaudited Interim Financial Statements, Management Discussion and Analysis Reports (formerly Schedule B and C), Material Change Reports, Property Technical Reports, Annual Information Forms (AIF), Annual General Meeting and Proxy Material, News Releases etc. To access the Company's link on SEDAR, go to www.sedar.com, click on Company Profiles, Public Companies, the letter H, scroll down to the Issuer's name and finally click on "View this Public Company's Documents" located at the bottom of the page.

You can also contact us directly through any of the methods mentioned at the bottom of this report.

FORWARD-LOOKING ORIENTATION (STATEMENTS)

Under CICA (Canadian Institute of Chartered Accountants) guidance, forward–looking orientation calls for Company's MD&A reports to explain past events, decisions, circumstances and performance in the context of whether they are reasonably likely to be indicative of, and have a material impact on, future

prospects. It also calls for an MD&A Report to describe not only anticipated future events, decisions, circumstances, opportunities and risks that management considers likely to materially impact future prospects, but also matters such as management's vision, strategy and key performance drivers.

Statements used in this report, words like "anticipate", "believe", "estimate" and "expect" and similar expressions and all other information other than historical facts that are incorporated herein, including without limitation, data regarding potential mineralization, exploration results, future plans and objectives of HAWKEYE are forward-looking orientation statements. Such statements are used to describe management's future plans, objects and goals for the Company and therefore involve inherent risks and uncertainties. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

1.   DESCRIPTION OF BUSINESS

HAWKEYE GOLD & DIAMOND INC. is an exploration stage company engaged in the exploration for and the development of natural resources in the province of Ontario in Canada and in the State of Tamaulipas in Mexico. The Company owns options to purchase varying interests in two gold prospects known as the Dixie-Bell and Dedee Rhode properties situated in the Red Lake greenstone belt located in the Red Lake mining district of northwest Ontario, Canada, and a gold, copper, lead, zinc and silver prospect known as the San Carlos Property located near the town of San Carlos in the State of Tamaulipas situated in northeast Mexico. The Company is currently focusing its exploration activities on its San Carlos gold, copper, lead, zinc and silver property in Mexico and intends to commence exploration activities on its precious metal properties located in Red Lake in the near future.

The Company has two wholly-owned subsidiary's named HAWKEYE Oro de Mexico S.A. de C.V. and Foch Electronics (Canada) Inc. HAWKEYE Oro de Mexico S.A. de C.V. is incorporated under the laws of Mexico for the purpose of carrying on business in the United States of Mexico with the Company's San Carlos Project and Foch Consumer Electronics (Canada) Inc. is incorporated under the laws of British Columbia, Canada and is inactive with no specific purpose for business.

The Company is incorporated under the laws of the Province of British Columbia and is based in Vancouver, British Columbia, Canada. The Company's governing jurisdiction is British Columbia and it is a reporting issuer in both the provinces of British Columbia and Alberta. HAWKEYE trades on the TSX Venture Exchange (the "TSX") under the symbol HKO.

2.   DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

2 A.   OPERATIONS

SAN CARLOS PROJECT
Tamaulipas, Mexico

HAWKEYE owns the right to acquire up to a 60% interest in the San Carlos Property (the "Property) which is located near the town of San Carlos in the State of Tamaulipas in north east Mexico. The Property which is subject to a 2% net smelter return royalty (NSR) in favor of the Optionor of the Property totals approximately 11,000 hectares and is considered prospective for gold, copper, silver, lead and zinc. The Company received TSX Venture Exchange acceptance for the San Carlos Property Option Agreement on August 12, 2005 (the "Effective Date").

The following table summarizes share payments and minimum work program commitments that the Company must complete over the next six anniversary dates in order to earn its 60% interest in the San

Carlos Property. The Issuer may, at its option, earn its 60% interest before the sixth anniversary date by expediting share payments and minimum work program commitments.

Particulars	5 Business Days following Effective Date Aug 17, 2005	1st Anniversary following Effective Date Aug 12, 2006	2nd Anniversary following Effective Date Aug 12, 2007	3rd Anniversary following Effective Date Aug 12, 2008	4th Anniversary following Effective Date Aug 12, 2009	5th Anniversary following Effective Date Aug 12, 2010	6th Anniversary following Effective Date Aug 12, 2011	Total
Shares	850,000 (Issued)	100,000	200,000	100,000 *(required for 60% interest)*	100,000 *(required for 60% interest)*	100,000 *(required for 60% interest)*	N/A	1,450,000
Work Program	N/A	$450,000 (US$)	$550,000 (US$)	$1,000,000 (US$)	N/A	N/A	$2,000,000 (US$)	$4,000,000 (US$)
Ownership	0%	0%	0%	51%	51%	51%	60%	60%

In order for the Company to increase its interest in the Property from 51% to 60%, the Issuer must receive TSX approval for the issuance of the 300,000 common shares referred to in column 5, 6 and 7 above and for the $2,000,000 ($US) in property expenditures (column 8) required to be expended over the Property.

Exploration Programs

During the Company's fiscal year ended May 31, 2005 the Issuer completed its first phase work program over the San Carlos Property by completing 40 kilometres of line cutting for grids and trails, detailed mapping and prospecting, collecting and analyzing 560 soil and 82 rock samples and performing 31 line kilometres of Induced Polarization (IP) ground geophysical surveys.

During the Issuer's second quarter in mid to late November 2005 the Company mobilized its geologists and advance drill team to the San Carlos Property for inspection and building of drill platform sites and to arrange for water distribution to the drill sites in preparation of the Issuer's 2005 drill program.

During the Issuer's third quarter, on December 2, 2005, the drill rig and helicopter support arrived at the San Carlos Property. Drilling commenced on December 3. During December 2005, the Company completed drilling of its first target (SC05-01) to a final depth of 126 metres and had only drilled to a depth of 95 metres in drill-hole number 2 (SC05-02) before closing camp for the Christmas season on December 21, 2005. The intended target depth for drill-hole number 2 (SC05-02) was between 150 to 250 metres. Greater depths which were planned would have been attained if it was not for unusual climate conditions that included strong winds, rain and low cloud cover which inhibited helicopter support for the drill crew. The drill rig was left at drill-hole number 2 (SC05-02) in anticipation of the continuation of the Company's 2005 drill program in the new-year.

On January 30, 2006 the continuation of the Issuer's 2005 drill program resumed on the San Carlos Property. During the period between January 30 and to the end of the Issuer's third quarter ended February 28, 2006 the Company drilled a total of 406.5 metres. 151.5 metres was drilled in hole 2 (SC05-02) to a final depth of 246.5 metres and a total of 255 metres was drilled in drill-hole 3 (SC06-03).

Exploration expenditures incurred by the issuer over the San Carlos Property during its third quarter ended February 28, 2006 totaled $478,977 mainly relating to consulting fees ($117,365), drilling ($115,192), helicopter services ($136,575) and property taxes $59,532. The Company did not incur any acquisition costs during its third period. In comparison $324,483 in exploration expenditures was incurred over the Property and $nil for acquisition costs during the same period of the previous year.

Exploration Results

Exploration results from the Company's late 2004, early 2005 first phase work program led to the delineation of six drill targets on the north eastern section of the San Jose claim block. The Company identified two gold-copper skarn type drill targets and four carbonate replacement deposit (CRD) drill targets. As a result, the Issuer's geologists recommended a minimum 1,000 metre to a maximum 3,000 metre drill program to test these targets. During the Company's third quarter of 2006 the Issuer drilled a total of 627.5 metres into its first three test drill targets and drilling continued into the Company's fourth quarter concluding on March 22, 2006. Please refer to section 3. SUBSEQUENT EVERNTS, subsection 3 A. OPERATIONS, SAN CARLOS PROPERTY below for further information regarding the ongoing drill program being performed over the San Carlos Property subsequent to the end of the Issuer's third quarter under review to the date of this report April 28, 2006.

DEDEE RHODE & DIXIE BELL PROPERTIES
Red Lake Mining District, Ontario, Canada

By an option agreement dated April 23, 2003 (the "Option Agreement"), HAWKEYE acquired an option to purchase a 100% interest in the Dedee Rhode and Dixie Bell claim blocks which are situated in the Dedee and Dixie Lake Area of the Red Lake greenstone belt, located approximately 26 kilometres southeast of the town of Red Lake in north-western Ontario, Canada. The Dedee Rhode and Dixie Bell Properties, which total 2,360 and 1,920 acres respectively, are also located approximately 28 kilometres south of Placer Dome's Campbell Mine and Gold Corp's Red Lake Mine.

The properties are subject to a 2% NSR in favour of the optionor and the Company has the exclusive right and option to purchase up to one-half of the Royalty (1%) from the Optionor for $1,000,000, exercisable until 5:00 p.m. (local time in Vancouver, B.C.) on the third anniversary of the Date of Commencement of Commercial Production. The Company will be the operator in respect of work programs.

Regulatory approval for the Dedee Rhode and Dixie Bell Property acquisition was obtained from the TSX on April 29, 2003.

The following table summarizes staking costs, cash and share payments paid to date and future cash and share payments that the Company must make in order to earn its 100% interest in the Claims. The Issuer may, at its option, earn its 100% interest before the fourth anniversary date by expediting the cash and share payments.

Particulars	Prior To TSX Approval	15 Days from Effective Date May 20, 2003	1st Anniversary from Effective Date May 5, 2004	2nd Anniversary from Effective Date May 5, 2005	3rd Anniversary from Effective Date May 5, 2006	4th Anniversary from Effective Date May 5, 2007	Total
Staking Costs	$5,356 (Paid)	N/A	N/A	N/A	N/A	N/A	$5,356
Cash	N/A	$2,500 (Paid)	$5,000 (Paid)	$10,000 (Paid)	$20,000	$38,000	$75,500
Shares	N/A	6,250 (Issued)	18,750 (Issued)	27,750 (Issued)	6,250	N/A	59,000
Ownership	0%	0%	0%	0%	0%	100%	100%

During the Issuer's third quarter ended February 28, 2006, the company incurred $nil in exploration expenditures on the property and $nil in acquisition costs.

Please refer to section 2 B. DEFERRED EXPLORATION EXPENDITURES below for a detailed discussion with regards to deferred property expenditures incurred by the Company over its Dedee Rhode and Dixie Bell property during the Issuer's past five quarters and two years ended May 31, 2005 and 2004.

Future Plans

The Company intends to perform a first phase work program over the Dedee Rhode and Dixie Bell Claims during 2006. A first phase work program would consist of an airborne geophysical survey followed up by a second phase ground reconnaissance program consisting of line cutting, mapping, rock and soil sampling and a ground geophysical survey. Depending on the success of these work programs and upon a positive recommendation from our geologists, the issuer would be in a position to test drill high priority targets. Commencement of this work program would be subject to the Company raising sufficient funds to finance the exploration program.

AFRICA PROJECT CLAIMS
South Africa

The Company advanced a non-refundable deposit of $6,305 on certain diamond claims situated in South Africa. To date the Company has not concluded an option agreement.

2 B.   FINANCIAL INFORMATION

BALANCE SHEET

The Balance Sheet section of our MD&A is a discussion of certain line items that form part of our Management Prepared Consolidated Balance Sheet at the end of the Company's third quarter February 28, 2006. Please refer to the Issuer's Management Prepared Consolidated Balance Sheet for the Company's third quarter of 2006 which is attached hereto and to any other Unaudited Interim or Audited Annual Consolidated Balance Sheets referred to in this section for cross reference purposes.

Accounts receivable

During the Issuer's third quarter ended February 28, 2006 the Company recorded $50,109 on its books for accounts receivable in comparison to $3,871 at the end of its second quarter ended November 30, 2005. The net increase of $46,238 during the third quarter is mainly due to the company recording refundable tax credits payable from the Mexican government known as IVA in connection with expenditures incurred by the Company through it's wholly-owned Mexican subsidiary Hawkeye Oro de Mexico S.A. de C.V.

Exploration advances

During the Issuer's third quarter ended February 28, 2006 the Company recorded $20,000 on its books for exploration advances compared to $35,000 at the end of its second quarter November 30, 2005. The exploration advances were recorded due to the Issuer advancing a geological contractor $50,000 during its second quarter 2005 in connection with the start up of the San Carlos drill program. $15,000 was debited from the advance during the Issuer's second quarter and $15,000 during the Company's third quarter under review for charges relating the work program thereby reducing the advance recorded on the Company's books at the end of its second quarter from $35,000 to $20,000 at the end of the Issuer's third quarter ended February 28, 2006.

Mineral property interests

During the Issuer's third quarter ended February 28, 2006 the Company experienced a net increase of $478,977 in Mineral property interests mainly due to the Company recording $117,365 for consulting fees, $115,192 for drilling expenditures and $136,575 for helicopter services in connection with exploration expenditures incurred over the San Carlos Property during the Issuer's 2005 drill program and for property taxes totaling $59,532 also relating to the San Carlos Claims.

Loan payable

During the Issuer's current fiscal year ended May 31, 2005 the Company recorded a total of $108,400 on its Balance Sheet for loan payable ($nil – 2004). The loan payable is the result of the Company obtaining a loan totaling $35,000 and incurring associated finance fees totaling $11,400, for an aggregate of $46,400 during its fourth quarter ended May 31, 2005 and a loan totaling $50,000 and incurring associated finance fees totaling $12,000, for an aggregate of $62,000 during its third quarter ended February 28, 2005. The loan payable does not have any specified terms of repayment. If the loan was paid in full within thirty days of the funds being advanced, the finance fee was lower. The Company did not repay the loan within the thirty day window and the finance fees totaling $23,400 reflects the maximum amount payable. During the Issuer's first quarter ended August 31, 2005, the Company repaid $15,000 of this loan reducing the loan payable from $108,400 at the beginning of the first quarter to $93,400 at the end of the Issuer's first quarter ended August 31, 2005. During the Issuer's third quarter under review the company repaid an additional $40,000 thereby reducing the loan payable from $93,400 at the beginning of the Issuer's third quarter to $53,400 at the end of the Company's third quarter ended February 28, 2006.

Contributed Surplus

During the Issuer's third quarter ended February 28, 2006 the Company recorded a total of $73,904 on its books for contributed surplus in respect of stock-based compensation in connection with the granting of 683,000 incentive stock options to insiders, employees and consultants of the Company which are exercisable for a period of five years at a price of $0.12 per share.

The recording of $73,904 for contributed surplus during the Issuer's third quarter increased the total recorded on the Company's books from $214,580 at the beginning of the period to $288,484 at the end of the Issuer's third quarter. For detailed information regarding this stock-based compensation issue, please refer to note 8 a) and b) of our management prepared February 28, 2006 Notes to the Consolidated Financial Statements.

STATEMENT OF OPERATIONS AND DEFICIT (Income Statement)

The Statement of Operations and Deficit section of our MD&A is a discussion of certain line items that form part of our Management Prepared Consolidated Statement of Operations and Deficit as at the end of the Company's third quarter ended February 28, 2006. Please refer to the Issuer's Management Prepared Consolidated Statement of Operations and Deficit for the Company's third quarter February 28, 2006 which is attached hereto and to any other Unaudited Interim or Audited Annual Consolidated Statement of Operations and Deficit Statement referred to in this section for cross reference purposes.

The following table provides you with comparative figures for total revenues, expenses, loss for the period, operating and total loss for period, deficits at the beginning and end of the period, loss per share, long term liabilities and cash dividends that the Issuer incurred during its third quarter ended February 28, 2006, (column 2) with comparative figures for the seven previous quarters (column 3, 4, 5, 6, 7, 8 and 9).

Description	3rd Quarter 2006 05/12/01 to 06/02/28 Y/M/D	2nd Quarter 2005 05/09/01 to 05/11/30 Y/M/D	1st Quarter 2005 05/06/01 to 05/08/31 Y/M/D	4th Quarter 2005 05/03/01 to 05/05/31 Y/M/D	3rd Quarter 2005 04/12/01 to 05/02/28 Y/M/D	2nd Quarter 2004 04/09/01 to 04/11/30 Y/M/D	1st Quarter 2004 04/06/01 to 04/08/31 Y/M/D	4th Quarter 2004 04/03/01 to 04/05/31 Y/M/D
[1]Revenues	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil
[2]Expenses	$199,720	$202,882	$104,317	$165,952	$130,835	$102,837	$128,522	$162,693
[3]Loss from Operations for Period	($199,720)	($202,882)	($104,317)	($165,952)	($130,835)	($102,837)	($128,522)	($162,693)
[4]Operating and Total Loss for Period	($199,720)	($202,882)	($104,317)	($165,952)	($130,835)	($102,837)	($128,522)	($424,246)
[5]Deficit (Beginning of Period)	($7,474,382)	($7,271,500)	($7,167,183)	($7,001,231)	($6,870,396)	($6,767,559)	($6,639,037)	($6,214,791)
[6]Deficit (End of Period)	($7,674,102)	($7,474,382)	($7,271,500)	($7,167,183)	($7,001,231)	($6,870,396)	($6,767,559)	($6,639,037)
[7] Loss per Share	($0.01)	($0.01)	($0.01)	($0.02)	($0.01)	($0.01)	($0.02)	($0.08)
Long Term Liabilities	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil
Cash Dividends	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil

Revenues [1]

During the Issuer's third quarter ended February 28, 2006 the Company did not generate any revenues from operations due to the fact that the Company is in the business of exploring for and development of natural resources and does not generate sales from production or incur any related cost of sales.

Expenses [2]

During the Issuer's third quarter ended February 28, 2006, general and administrative expenditures totaled $199,720 compared to $130,835 during the same period of 2005. Material expenses incurred by the Company during its third quarter of 2006 was a result of the Issuer recording $73,904 for stock-based compensation due to the granting of 683,000 incentive stock options to insiders, employees and consultants of the Company which are exercisable for a period of five years at a price of $0.12 per share and $43,500 for wages and benefits. In comparison, material expenses incurred by the Company during its third quarter of 2005 were a result of the Issuer recording $27,100 for stock-based compensation in connection with 542,000 options granted to directors, insiders, employees and consultants to the company at a price of $0.30 per share expiring February 15, 2010 and $32,500 for wages and salaries.

During the Issuer's second quarter ended November 30, 2005, general and administrative expenditures totaled $202,882 compared to $102,837 during the same period of 2004. Material expenses incurred by the Company during its second quarter of 2005 was a result of the Issuer recording $82,213 for stock-based compensation due to the granting of 725,447 incentive stock options to insiders, employees and consultants of the company exercisable at $0.15 per share for five years, $23,377 for professional fees which was a result of the Issuer recording $10,888 for general corporate legal fees and TSX Venture Exchange related activities, $8,423 for general corporate legal fees relating to the Issuer's Mexican subsidiary and $4,066 for accounting and bookkeeping, $18,512 for advertising, entertainment and promotion and $37,050 for wages and benefits.

During the Company's first quarter ended August 31, 2005, general and administrative expenditures totaled $104,317 compared to $128,522 during the same period of the previous year. Material expenses incurred by the Company during its first quarter of 2005 was a result of the Issuer recording $22,483 for advertising, entertainment, and promotion which mainly related to corporate awareness advertising with a prominent business T.V. show and $24,750 was for wages and benefits. In comparison, material expenses incurred by the Company during its first quarter of 2004 were a result of the Issuer recording $33,650 for wages and salaries.

During the Company's fourth quarter ended May 31, 2005, general and administrative expenditures totalled $165,952 compared to $162,693 during the same period of the previous year. Material expenses incurred by the Company during its fourth quarter of 2005, was a result of the Issuer recording $59,375 for professional fees and $33,000 for wages and benefits. In comparison, material expenses incurred during the Issuer's fourth quarter of 2004 were a result of the Issuer recording $66,145 for professional fees relating to an increase in regulatory reporting requirements and legal fees incurred by the Issuer for a brokered private placement completed by Canaccord Capital during the Issuer's first quarter ended August 31, 2004.

During the Company's third quarter ended February 28, 2005, general and administrative expenditures totaled $130,835 in comparison to expenditures totaling $104,969 for the same period in 2004. Material expenses incurred by the Company during its third quarter of 2005 was a result of the Issuer recording $27,100 for stock-based compensation in connection with 542,000 options granted to directors, insiders, employees and consultants to the company and $32,500 for wages and benefits. In comparison, material expenses incurred by the Company during its third quarter of 2004, was a result of the Issuer recording $30,310 for wages and benefits.

During the Company's second quarter ended November 30, 2004, general and administrative expenditures totaled $102,837 in comparison to expenditures totaling $119,758 for the same period in 2003. Material expenses incurred by the Company during its second quarter were a result of the Issuer recording $29,898 for professional fees and $25,700 for wages and benefits. With regards to $29,898 recorded for professional fees $3,502 was incurred for accounting and bookkeeping, $6,505 was incurred

for legal fees in connection with the incorporation of the Issuer's Mexican subsidiary, $18,105 was incurred for legal fees in connection with general corporate and TSX Venture Exchange related activities and $1,786 was for other fees. Material expenditures incurred during the Issuer's second quarter of 2003 totaled $55,936 representing $31,761 for stock-based compensation in connection with stock options granted and re-priced by the Company and $24,175 for salaries and benefits paid.

Please refer to the Expenses category in the "Consolidated Statement of Operations and Deficit" section of our Management Prepared - Consolidated Financial Statements attached hereto for a detailed breakdown of all expenses.

Loss from Operations [3] & Operating and Total Loss for Period [4]

During the Issuer's third quarter ended February 28, 2006, the Company posted an operating and total loss of $199,720 (2005 - $130,835) or an operating and total loss of $0.01 per share (2005 - $0.01). As discussed above, the loss for the Issuer's third quarter of 2006 can be attributed to the Company incurring $73,904 for stock-based compensation due to the granting of 683,000 incentive stock options to insiders, employees and consultants of the Company which are exercisable for a period of five years at a price of $0.12 per share and $43,500 for wages and benefits. In comparison, the total loss incurred by the Company during its third quarter of 2005 can be attributed to the Issuer recording $18,945 for advertising, entertainment, and promotion, $11,700 for geological consulting fees relating to the San Carlos Property, $27,100 for stock-based compensation and $32,500 for wages as discussed below.

During the Issuer's second quarter ended November 30, 2005, the Company posted an operating and total loss of $202,882 (2004 - $102,837) or an operating and total loss of $0.01 per share (2004 - $0.01). The total loss for the Issuer during its second quarter of 2005 can be attributed to the Company recording $82,213 for stock-based compensation due to the granting of 725,447 incentive stock options to insiders, employees and consultants of the company exercisable at $0.15 per share for five years, $23,377for professional fees which was a result of the Issuer recording $10,888 for general corporate legal fees and TSX Venture Exchange related activities, $8,423 for general corporate legal fees relating to the Issuer's Mexican subsidiary and $4,066 for accounting and bookkeeping, $18,512 for advertising, entertainment and promotion and $37,050 for wages and benefits. In comparison, total losses incurred by the Company during its second quarter of 2004 can be attributed to the Issuer recording $29,898 for professional fees and $25,700 for wages and benefits.

During the Issuer's first quarter ended August 31, 2005 the Company posted an operating and total loss of $104,317 (2004 - $128,522) or an operating and total loss of $0.01 per share (2004 - $0.02). The loss for the Issuer's first quarter of 2005 can be attributed to the Company incurring $22,483 for advertising, entertainment, and promotion and $24,750 for wages and benefits. The loss for the first quarter or 2004 can be attributed to additional expenses incurred for professional fees relating to the Issuer's financing ($20,184), travel and convention in connection with a business trip to London ($15,157), purchase of computers and software (approximately $10,000) and corporate awareness advertising (approximately $12,000).

During the Issuer's fourth quarter, March 1, 2005 to May 31, 2005, the Company posted an operating loss of $165,952 (2004 – 162,693) and an operating and total loss of the same for its fourth quarter of 2005 (2004 – 424,246) or an operating and total loss of $0.02 per share (2004 - $0.08). The loss for the Company's fourth quarter of 2005 can be attributed to the Issuer recording $59,375 for professional fees and 33,000 for wages and benefits. The Company's total loss for its fourth quarter of 2004 exceeded its operating loss by $261,553 due to the write-down of the CEO claims during this period.

During the Issuer's third quarter ended February 28, 2005, the Company posted an operating and total loss of $130,835 (2004 - $717,352) or an operating and total loss of $0.01 per share (2004 - $0.12). The loss for the third quarter of 2005 can be attributed to the Issuer recording $18,945 for advertising, entertainment, and promotion, $11,700 for geological consulting fees relating to the San Carlos Property, $27,100 for stock-based compensation and $32,500 for wages and benefits also discussed above. The operating and total loss of $717,352 recorded during the third quarter of 2004 is related to the write down of the Issuer's YANKEE Property totaling $612,383.

During the Issuer's second quarter from September 1, 2004 to November 30, 2004, the Company posted an operating and total loss of $102,837 (2003 - $119,758) or an operating and total loss of $0.01 per share (2003 - $0.03 per share).

Deficit Beginning & End of Period [5] [6] */ Loss per Share* [7]

The Company has experienced a loss of $199,720 for the 3 months ended February 28, 2006 (2004 - $130,835) and, as at February 28, 2006 has a deficit of $7,674,102 (May 31, 2005 - $7,167,183) and a working capital surplus (deficiency) of $10,718 (May 31, 2005 – ($397,212)).

ACQUISITION OR ABANDONMENT OF RESOURCE PROPERTIES

The table below is a summary of acquisition and abandonment (write-off) costs related to the Company's resource properties that were incurred by the Issuer during its third quarter ended February 28, 2006, (column 2) with comparative figures for acquisition and abandonment costs that the Issuer incurred during its previous five quarters (column 3, 4, 5, 6 and 7) and two previous fiscal years ended May 31, 2005 and May 31, 2004 (column 8 and 9).

Description	3rd Quarter 2006 05/12/01 to 06/02/28 Y/M/D	2nd Quarter 2005 05/09/01 to 05/11/30 Y/M/D	1st Quarter 2005 05/06/01 to 05/08/31 Y/M/D	4th Quarter 2005 05/03/01 to 05/05/31 Y/M/D	3rd Quarter 2005 04/12/01 to 05/02/28 Y/M/D	2nd Quarter 2004 04/09/01 to 04/11/30 Y/M/D	Year Ended 2005 04/06/01 to 05/05/31 Y/M/D	Year Ended 2004 03/06/01 to 04/05/31 Y/M/D
Acquisition Costs	$Nil	$Nil	$133,805	$14,163	$Nil	$Nil	$14,163	$49,500
Abandonment (Write-Offs)	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$109,500

During the Issuer's third quarter ended February 28, 2006 the Company incurred $nil in acquisition costs compared to $nil during its third quarter of 2005.

During the Issuer's second quarter ended November 30, 2005 the Company incurred $nil in acquisition costs compared to $nil during its second quarter of 2004.

During the Issuer's first quarter ended August 31, 2005 the Company incurred a total of $133,805 in acquisition costs. The costs were related to the Issuer advancing a non-refundable cash deposit of $6,305 on certain diamond claims situated in South Africa which the Company has been in preliminary discussion to conclude an option agreement and by issuing a total of 850,000 common shares in the capital of the Company to the Optionor of the San Carlos Claims at a deemed price of $0.15 per share. 100,000 of these shares were issued in connection with the Issuer's first share payment obligation to the

Optionor pursuant to the terms of the New San Carlos Agreement and 750,000 shares were also issued to the Optionor under the terms of the New San Carlos Agreement in connection with the Company's shortfall of approximately $100,000 for minimum required property expenditures that was required to be incurred over the Property not later than March 15, 2005 under the terms of the old San Carlos Agreement.

During the Company's fourth quarter and year ended May 31, 2005, the Issuer incurred $14,163 in acquisition costs. These costs were related to a cash payment of $10,000 and the issuance of 27,750 common shares in the capital of the Company at a deemed price of $0.15 per share to the Vendor of the Dedee Rhode and Dixie Bell properties in connection with the Issuer satisfying its second anniversary cash and share payment obligations to the Vendor of the Claims. 9,000 common shares of the 27,750 share payment was issued to the Vendor in consideration for the Vendor agreeing to reduce the Company's first year minimum work commitment over the Claims from $14,000 to $nil. Both the cash and share payments were issued to the Vendor during the Company's fourth quarter ended May 31, 2005. In comparison, during the Company's fourth quarter and year ended May 31, 2004, the Issuer incurred acquisition costs totaling $49,500 in connection with the acquisition of the San Carlos Property by issuing 100,000 common shares in the capital of the Company to Almaden Minerals at a deemed price of $0.40 per share ($40,000) and paying $5,000 cash to the Vendor of our Red Lake Property in connection with the Company's first anniversary property payment obligation for the Property and by also issuing a total of 18,750 common shares in the capital of the Company at a price of $0.24 per share to the Vendor of the Red Lake Property in connection with the Issuer's first anniversary share payment obligation (6,250 shares) and 12,500 shares were also issued to the Vendor in consideration for an extension in time granted to the Company by the Vendor for the Issuer to complete its minimum work program over the Property.

During the Company's fourth quarter and year ended May 31, 2004, the Issuer incurred a write-off in acquisition costs totaling $109,500. Built into the write-off of $109,500 was $62,500 in acquisition costs incurred during the Company's fourth quarter of 2004 relating to the abandonment of the Issuer's CEO Claims and a write-off $47,000 in acquisition costs incurred during the Company's third quarter of 2004 relating to the abandonment of the YANKEE Property.

DEFERRED EXPLORATION EXPENDITURES

The table below is a summary of deferred exploration expenses and property abandonment (write-off costs) incurred by the Company during the Issuer's third quarter of 2006 (column 2) with comparative figures for the previous five quarters (column 3, 4, 5, 6, and 7) and two previous fiscal years ended May 31, 2005 and May 31, 2004 (column 8 and 9).

Description	3rd Quarter 2006 05/12/01 to 06/02/28 Y/M/D	2nd Quarter 2005 05/09/01 to 05/11/30 Y/M/D	1st Quarter 2005 05/06/01 to 05/08/31 Y/M/D	4th Quarter 2005 05/03/01 to 05/05/31 Y/M/D	3rd Quarter 2005 04/12/01 to 05/02/28 Y/M/D	2nd Quarter 2004 04/09/01 to 04/11/30 Y/M/D	Year Ended 2005 04/06/01 to 05/05/31 Y/M/D	Year Ended 2004 03/06/01 to 04/05/31 Y/M/D
Deferred Exploration Expenditures	$478,977	$54,508	$45,579	$20,466	$327,245	$3,519	$409,974	$NIL
Abandonment (Write-Offs)	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$764,436

During the Issuer's third quarter ended February 28, 2006 the Company incurred $478,977in deferred exploration expenditures mainly due to the Issuer recording $117,365 for consulting fees, $115,192 for drilling expenditures and $136,575 for helicopter services in connection with the Issuer's 2005 drill program over its San Carlos Property and $59,532 for property taxes also related to the San Carlos Property.

During the Issuer's second quarter ended November 30, 2005 the Company incurred $54,508 in deferred exploration expenditures due to the Issuer recording $22,547 for professional geological consulting fees, $13,352 for camp supplies, $5,515 for camp operations, $4,718 for equipment rental, $2,221 for field travel, $1,281 for contractors, $750 for communication equipment, $241 for office and accounting and $261 for management fees in connection with exploration expenditures incurred over the San Carlos Property during the Issuer's 2005 drill program and $3,622 for staking and taxes also relating to the San Carlos Claims. In comparison, during the Issuer's second quarter of 2004, the Company incurred $3,519 in deferred exploration expenditures in connection with consulting fees relating to the San Carlos Property. During the Issuer's second quarter of 2005 the Company incurred $nil in abandonment (write-off) costs compared to $nil for the same period of 2004.

During the Issuer's first quarter ended August 31, 2005 the Company incurred $45,579 in deferred exploration expenditures relating to claim maintenance ($12,036), professional geological consulting fees ($6,136), management fees ($2,580) and for the payment of property taxes for the San Carlos Claims for the second semester of 2005 ($24,827) and incurred $nil in abandonment costs. In comparison, during the Company's first quarter ended August 31, 2004, the Issuer incurred $58,744 in deferred exploration expenditures and $nil in abandonment (write-off) costs. The $58,744 in deferred exploration expenditures were related to the Company recording $42,956 for property taxes, $9,574 for assays, $3,579 for consulting fees, $2,268 for management fees and $367 for computer and rent charges for the San Carlos Property.

During the Issuer's fourth quarter ended May 31, 2005 the Company incurred $20,466 in deferred exploration expenditures relating to professional geological consulting fees ($8,500) connected to the San Carlos Project and for professional geological consulting fees ($3,350) and staking costs ($8,616) relating to the Dedee Rhode and Dixie Bell Claims. In comparison, during the Company's fourth quarter and year ended May 31 2004, the issuer incurred $nil in deferred exploration expenditures on its properties.

During the Company's third quarter of 2005, the Issuer incurred $327,245 in deferred exploration expenditures in connection with assay analysis charges, consulting fees, field equipment rental fees, field travel, management fees, taxes and ground geophysical surveys performed over the San Carlos Property compared to $nil during the same period of 2004. During the Issuer's third period of 2005, the Company recorded a total of $nil in connection with write-offs or abandonment of its properties compared to a $565,383 write-off incurred during the same period of the previous year due to the abandonment of the YANKEE Property as discussed below.

During the Company's second quarter ended November 30, 2004, the Issuer incurred $3,519 in deferred exploration expenditures in connection with consulting fees relating to the San Carlos property and $nil in abandonment (write-off) costs. During the same period of the previous year the Issuer did not incur any deferred exploration expenditures or abandon any of its properties.

During the Company's year ended May 31, 2005 the Issuer incurred $409,974 in deferred exploration expenditures on its properties which was related to work performed over the San Carlos Property ($395, 246) and for professional geological consulting fees ($4,308) and staking costs ($10,420) relating to the Dedee Rhode and Dixie Bell Claims. In comparison, during the previous year of 2004 the Issuer incurred $nil in deferred exploration expenditures.

During the Issuer's fiscal year of 2005 the Company incurred $nil for abandonment (write-off) costs of its properties compared to $764,436 during the same period for the fiscal year ended May 31, 2004. This write-off was due to the Issuer abandoning its CEO Claims ($199,053) and the YANKEE Property ($565,383) during the Company's fourth ($199,053) and third quarters ($565,383) of 2004, respectively.

Please refer to the "Consolidated Schedule of Deferred Resource Property Expenditures" – Schedule 1 and 2 - in our Management Prepared Consolidated Financial Statements attached hereto for a detailed breakdown for all expenditures incurred over the Company's properties.

2C.   OTHER FINANCIAL INFORMATION

Selected Annual Information

Under National Instrument 51-102F1 policy (NI 51-102F1), the Issuer is required to provide our shareholders with certain selected annual information for the Company's most recently completed year-end and provide comparative figures for the selected annual information for the three most recently completed financial years. This financial information must be presented in the Issuer's fourth quarter and year-end MD&A Report for its fiscal years ended May 31. The Issuer is not required to provide this financial information in our Interim (Quarterly) reports, however, for the benefit of our shareholders and the investment community we have decided to provide this information in our Quarterly Reports.

The following table is a summary of the required selected annual information (column 1) with comparative figures for the Issuer's three most recently completed years ended May 31, 2005, 2004 and 2003 (column 2, 3, and 4).

Description	2005	2004	2003
Revenues	$nil	$nil	$nil
Loss from Operations	($528,146)	($441,735)	($313,878)
Operating and Total Loss	($528,146)	($1,315,671)	($361,107)
Basic and Diluted Total Loss per Share	($0.06)	($0.26)	($0.10)
Total Assets	$545,516	$73,900	$903,435
Total Long-term Liabilities	$nil	$nil	$nil
Cash Dividends per Common Share	$nil	$nil	$nil

There was not a material change in Loss from Operations during the three comparative years ended 2003, 2004, and 2005. However, the increase from $313,878 for the fiscal year ended 2003 compared to the year ended 2004 ($441,735) was mainly due to an increase in professional fees (net increase $49,894), consulting fees (net increase $35,792), bank charges, interest, and penalties (net increase $16,848) and advertising (net increase $12,478). The increase in professional fees is primarily attributed to an increase in current regulatory reporting requirements. The increase in consulting fees was related to increased geological activity on the Issuer's recently acquired San Carlos Project located in the State of Tamaulipas, Mexico and Red Lake Properties in northwest Ontario, Canada. The increase in bank charges, interest, and penalties is mainly related to the Issuer accruing $10,000 in respect of a penalty charged by the Optionor of the Swain Lake and Baird Madsen Claims pursuant to the July 15, 2003 termination of the related Option agreement. The Company paid the $10,000 in full during its first quarter of 2005. The increase in

advertising charges was related to corporate awareness advertisements in two significant financial publications and one business television show. The increase in Loss from Operations for the year 2005 to $528,146 was mainly due to an increase in advertising, entertainment and promotion (net increase $36,139), professional fees (net increase $29,368), public relations (net increase $4,375), stock based compensation (net increase $27,000), travel and convention (net increase $14,238) and wages and benefits (net increase $59,845). The increase in advertising, promotion and entertainment was mainly due to the placement of corporate awareness advertisements in a prominent business magazine and business T.V. show. The increase in professional fess was mainly related to legal fees in connection with the Company's financings and for the incorporation of the Issuer's Mexican subsidiary, Hawkeye Oro de Mexico S.A. de C.V.. The increase in public relations was related to costs incurred by the Company for upgrades to its web site. The increase for stock based compensation was due to the Issuer granting 542,000 incentive stock options during February 2005 to insiders, directors and consultants to the Company at a price of $0.30 per share. The increase in travel and convention was mainly due to a business trip to London and the increase in wages and benefits was due to the reallocation of $36,000 from consulting fees to wages and benefits.

The significant increase in the Issuer's Operating and Total Loss for its fiscal year ended 2004 compared to its fiscal years ended 2005 and 2003 was a result of the Company writing off a total of $873,936 during the year ended 2004 relating to the abandonment of the YANKEE Property and CEO Claims. The write-down of the YANKEE and CEO Claims also had a significant impact on the Company's Basic and Diluted Total Loss per Share for 2004 ($0.26) compared to the periods ended 2005 ($0.06) and 2003 ($0.10).

Total Assets reported on the Issuer's books for the fiscal year ended 2004 ($73,900) in comparison to the fiscal years ended 2005 and 2003 was significantly reduced due to the write down ($873,936) of the YANKEE and CEO Claims. The significant increase in total assets reported on the Company's books for the fiscal year ended 2005 ($545,516) compared to the fiscal year ended 2004 $73,900 was mainly attributable to the recording of $395,246 in "Mineral property interests" for exploration expenditures on the San Carlos Property during late 2004 and early 2005. During this period the Issuer performed 40 kilometres of line cutting, detailed mapping and prospecting, collected 560 soil and 82 rock samples and performed 31 line kilometres of Induced Polarization (IP) ground geophysical surveys.

ISSUED AND OUTSTANDING AND DILUTION FACTORS

The following section is a summary of common shares, options and warrants that were issued and outstanding during the Company's third quarter ended February 28, 2006.

Summary of common shares issued during the Issuer's third quarter ended February 28, 2006:

Type of Issue / Security Type	Issue Date YY/MM/DD	Issue Price	Total Securities Issued	Gross Proceeds	Minus(-) Cash Finders Fees	Minus (-) Cash Comm-ission	Net Proceeds
Private Placement	06/02/07	$0.10	6,836,000	$683,600	$37,588	$Nil	$646,012
Total			6,836,000	$683,600	$37,588	$NIL	$646,012

Please refer to section 2 H. FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES below for further information regarding this financing.

Summary of options granted during the Issuer's third quarter ended February 28, 2006:

Type of Option	Name of Insider	Exercise Price	Date Granted YY/MM/DD	Expiry Date YY/MM/DD	Number of Options
Director	Andrea Plourde	$0.12	06-Feb-14	11-Feb-14	35,000
Consultant	George Poling	$0.12	06-Feb-14	11-Feb-14	50,000
Consultant	John Wong	$0.12	06-Feb-14	11-Feb-14	20,000
Employee	Mary-Lee Neeld	$0.12	06-Feb-14	11-Feb-14	35,000
Director	Maureen Keremidschieff	$0.12	06-Feb-14	11-Feb-14	35,000
Employee	Robert Neeld	$0.12	06-Feb-14	11-Feb-14	388,000
Director	John Fraser	$0.12	06-Feb-14	11-Feb-14	50,000
Consultant	Malcolm McCallum	$0.12	06-Feb-14	11-Feb-14	50,000
Consultant	Dave Ryan	$0.12	06-Feb-14	11-Feb-14	20,000
Total					683,000

Summary of options outstanding as at the end of the Issuer's third quarter ended February 28, 2006:

Date Granted	Expiry Date	Exercise Price/Share	Number of Options	Exercise Value $
March 2, 2001	March 2, 2006	$0.15	23,698	$3,555
May 10, 2001	May 10, 2006	$0.15	16,250	$2,437
January 18, 2002	January 18, 2007	$0.15	53,573	$8,036
June 5, 2002	June 5, 2007	$0.15	79,250	$11,887
October 2, 2003	October 2, 2008	$0.15	191,499	$28,725
February 15, 2005	February 15, 2010	$0.30	542,000	$162,600
October 10, 2005	October 10, 2010	$0.15	725,447	$108,817
February 14, 2006	February 14, 2011	$0.12	683,000	$81,960
Total			2,314,717	$408,017

At the Company's most recent Annual General Meeting held on November 29, 2005 shareholders of the Company approved a 2005 stock option plan proposed by management. The Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued shares will be reserved for issuance under the plan.

During the Issuer's third quarter ended February 28, 2006 no options were exercised and none expired, unexercised.

Summary of warrants and other convertible securities issued during the Issuer's third quarter ended February 28, 2006:

Type of Convertible Security	Expiry Date YY/MM/DD	Exercise Price/Share	Number of Securities	Exercise Value $
Finders Warrants	07/08/07	$0.15	428,100	$64,215
Private Placement Warrants	07/08/07	$0.15	6,836,000	$1,025,400
Total			**7,264,100**	**$1,089,615**

The above mentioned finders and private placement warrants were issued in connection with a 6,836,000 Unit private placement financing which the Issuer closed on February 7, 2006 raising the Company total proceeds of $683,600 Cdn. Refer to section 2 H. FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES below for further details regarding this financing and the issuance of these warrants.

During the Issuer's third quarter ended February 28, 2006, 870,000 share purchase warrants exercisable at a price of $0.20 per share expired, unexercised. During this period no warrants were exercised.

Summary of warrants and other convertible securities outstanding at the end of the Issuer's third quarter ended February 28, 2006:

Type of Convertible Security	[c] Expiry Date	[b] Exercise Price/Share	[a] Number of Securities	Exercise Value $
Private Placement Warrants	Nov 2, 2006	$0.20	525,000	$105,000
Private Placement Warrants	Nov 31, 2006	$0.20	50,000	$10,000
Private Placement Warrants	Feb 11, 2007	$0.20	1,054,167	$210,833
Private Placement Warrants	Feb 11, 2007	$0.20	1,550,000	$310,000
Finders Shares - Warrants	Feb 11, 2007	$0.20	8,000	$1,600
Broker Warrants	Feb 11, 2007	$0.20	269,167	$53,833
Finders Warrants	Aug 7, 2007	$0.15	428,100	$64,215
Private Placement Warrants	Aug 7, 2007	$0.15	6,836,000	$1,025,400
Total			**10,720,434**	**$1,780,881**

[a][b][c]   Each whole share purchase warrant stated in column four ([a] Number of Securities) permits the holder to purchase one further common share in the capital the Company at the price stated in column three ([b] Exercise Price/Share) expiring on the date stated in column two ([c] Expiry Date).

Summary of securities issued and outstanding as at the end of the Issuer's third quarter ended February 28, 2006 compared to the Issuer's previous quarter ended November 30, 2005:

Issued and Outstanding	February 28, 2006	November 30, 2005
Common Shares	23,153,174	16,317,174
Share Purchase Warrants	10,720,434	4,326,334
Director/Employee/Consultant Options	2,314,717	1,631,717
Fully Diluted	**36,188,325**	**22,275,225**

Authorised capital: Unlimited.

Total number of shares in escrow: 23,438

2 D. TRANSACTIONS WITH RELATED PARTIES

The table below is a summary of transactions with related parties incurred by the Company during the Issuer's third quarter ended February 28, 2006, (column 2) with comparative figures for the previous five quarters (column 3, 4, 5, 6, and 7).

Description	3rd Quarter 2006 05/12/01 to 06/02/28 YY/MM/DD	2nd Quarter 2005 05/09/01 to 05/11/30 YY/MM/DD	1st Quarter 2005 05/06/01 to 05/08/31 YY/MM/DD	4th Quarter 2005 05/03/01 to 05/05/31 YY/MM/DD	3rd Quarter 2005 04/12/01 to 05/02/28 YY/MM/DD	2nd Quarter 2004 04/09/01 to 04/11/30 YY/MM/DD
Remuneration paid to a shareholder, director and president of the Company	$30,000	$30,000	$15,000	$15,000	$15,000	$15,000
Remuneration paid to other directors of the Company	$1,500	$Nil	$Nil	$3,800	$1,000	$Nil
Funds due to a director included in accounts payable and accrued liabilities	($4,921)	$38,704	$8,890	$15,327	$20,317	$11,366

The increase from $15,000 as at the end of the Issuer's first quarter of 2005 to $30,000 at the end of the Company's second quarter of 2005 and third quarter of 2006 was a result of an increase in remuneration paid to a shareholder, director and president of the Company.

2 E. INVESTOR RELATIONS

HAWKEYE provides our shareholders and the investment community with a toll-free telephone number and a web site to contact the Company for corporate information and updates. Investor relation activities undertaken by the Company generally consists of a) attending certain industry related trade and convention conferences; b) revisions to our web site and; c) communication to the investment community through personal and electronic means.

During the Issuer's third quarter under review ended February 28, 2006 Investor Relations activities undertaken by the Company consisted of revisions and updates to our web site, communication to the

investment community through personal and electronic means and placement of corporate awareness advertisements with a prominent business TV show.

2 F.   TRANSACTIONS REQUIRING REGULATORY APPROVAL

As at the end of the Issuer's third quarter ended February 28, 2006 there was no transactions which required regulatory approval.

2 G.   MANAGEMENT CHANGES

During the Issuer's third quarter ended February 28, 2006 the Company did not incur any management changes.

Below is a summary of HAWKEYE's management team:

Greg Neeld, President & CEO, Mr. Neeld brings 20 years of business experience and knowledge in both the private and public sectors to HAWKEYE's management team. His business career includes successful ventures in manufacturing and distribution, consumer electronics, food and beverage, commercialization of a family patented protective head device for hockey players and investment in the resource industry. This was concurrent to a 10-year professional hockey career. Mr. Neeld has raised significant capital for both private and public companies. He specializes in corporate structure, mergers and acquisitions, targeting and retaining industry management and marketing teams and promotion to the investment community. Mr. Neeld will use his experience in the public market and financial community to bring HAWKEYE to the forefront of the mining industry.

Mr. John R. Fraser, P.Geo., Mr. Fraser has been associated with the mining industry for over 30 years including seven years as Senior Geologist for **Bow Valley Industries Ltd.** and 15 years with **Noranda Exploration Co. Ltd.** culminating as Noranda's Exploration Manager for Central Canada. His search for base and precious metals, uranium and diamonds has taken Mr. Fraser throughout Canada, USA, Mexico, Argentina, South Africa and Namibia and Finland. These efforts have resulted in the discovery of the Tundra gold deposit in the Northwest Territories (one of the largest undeveloped gold deposits in Canada), a gold deposit in Nevada that was placed into production by Santa Fe Pacific Gold Corporation and a uranium deposit in Saskatchewan and several diamondiferous kimberlites in the Northwest Territories.

Mr. Fraser holds a Bachelor of Science degree in Geophysics and a Masters of Science degree in Geology from the University of British Columbia. He is registered as a professional Geoscientist with the Association of Professional Engineers and Geoscientists of British Columbia and as a Professional Geologist with the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories.

Dr. George Poling, Ph.D., P.Eng., Dr. George W. Poling agreed to join the Company's management team to act as an advisor to the Board of Directors in the capacity of Senior Consulting Engineer. Dr. Poling, a long time Board Member of Dia Met Minerals Ltd., served as a Director of Dia Met from 1987 until it was bought-out by BHPBilliton in 2001. He is Professor emeritus and former Head of the Department of Mining and Mineral Process Engineering at the University of British Columbia, where he taught from 1968 until he retired in 1997. He was also Research Coordinator for the B.C. Mining Association. Dr. Poling holds a Bachelor of Science in Mining and Metallurgical Engineering and a Ph.D. in Mineral Process Engineering, both from the University of Alberta. He is one of Canada's leading experts in the mineral processing and environmental management of mining operations. Dr. Poling is a Senior Vice-President of Rescan Environmental Services Ltd.

Directors and Officers

The Company's Directors are:

Greg Neeld, John R. Fraser (P.Geo.), Andree Plourde, Maureen Keremidschieff.

The Company's Officers are:

Greg Neeld, John R. Fraser (P.Geo.).

2 H.   FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

During the Issuer's third quarter ended February 28, 2006 the Company arranged for and completed a non-brokered private placement financing as follows:

Type of Issue	Issue Date	Price	Total Securities Issued	Gross Proceeds	Minus(-) Cash Finders Fees	Net Proceeds
Private placement Unit Non-brokered	Feb 7, 2006	$0.10	6,836,000	$683,600	37,588	$646,012
Total			**6,836,000**	**$683,600**	**37,588**	**$646,012**

This private placement which was originally announced by the Company on December 12, 2005 and January 25, 2006 was a Unit financing consisting of one common share and one share purchase warrant. Each whole warrant can be exercised to acquire one additional common share in the capital of the Company at $0.15 per share for 18 months.

As stated above, finder's fees totalling $37,588 was paid to various Canadian brokerage firms and two individuals. The Company also issued finder's warrants to those brokerage firms which participated in the private placement allowing them to purchase up to an additional 428,100 shares for $0.15 each for 18 months expiring August 7, 2007.

All securities issued in connection with this private placement are subject to a four (4) month hold from closing.

Proceeds from this private placement will be used to fund the exploration and drilling program underway on HAWKEYE's San Carlos Property in Mexico and for general working capital.

During the third period the Company also announced that it had arranged for a second non-brokered private placement to sell up to 1,250,000 units (the "Units") in the capital of the Company at a price of $0.10 per Unit for gross proceeds of $125,000. Each Unit will consist of one common share in the capital of the Company and one common share purchase warrant. Each whole warrant can be exercised to acquire one additional common share at $0.15 per share for 18 months from closing. The private placement will be subject to a four (4) month hold from closing and completion is subject to receipt of applicable regulatory approvals and finders fees may be paid on a portion of the offering.

Proceeds from this private placement will also be used to fund a portion of the drill program on HAWKEYE's San Carlos Property in Mexico and for general working capital.

Please see section 3. SUBSEQUENT EVENTS, subsection 3 G. FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES below for further details relating to this private placement.

2 I.   COMPANY AUDITOR

During the Company's past fiscal year ended May 31, 2005, the Company's auditors, Ellis Foster Chartered Accountants, entered into a transaction with Ernst & Young LLP under which certain assets of Ellis Foster were sold to Ernst & Young and the professional staff and partners of Ellis Foster joined Ernst & Young either as employees or partners of Ernst & Young and carried on their practice as a member of Ernst & Young. The Company's year end audit for its fiscal year ended May 31, 2005 was completed by Ernst & Young LLP.

During the Issuer's second quarter, effective November 22, 2005, Ernst & Young, Chartered Accountants, of Vancouver, British Columbia, resigned as auditors of the Company. The Company reports that for the two fiscal years immediately preceding the date of resignation of Ernst & Young, the Issuer did not incur any reportable events as that term is defined in National Policy 51 and there have been no reservations in the auditor's reports on the annual financial statements of the Company for these periods nor any period subsequent to the Company's most recently completed year ended May 31, 2005. At the Issuer's recent Annual General meeting held on November 29, 2005 shareholders of the Company approved the appointment of BME + Partners, Chartered Accountants, as auditors of the Company and on December 2, 2005, the Company's board of directors appointed BME + Partners, Chartered Accountants, of Vancouver, British Columbia, Canada as the new auditors of the Company.

3.   SUBSEQUENT EVENTS

The following is a disclosure of material events that affected your Company subsequent to the end of its third quarter ended February 28, 2006 and to the date of this report, April 28, 2006 (the "post quarter review period"):

3 A.   OPERATIONS

SAN CARLOS PROJECT
Tamaulipas, Mexico

During the post quarter review period the Company drilled a total of 322.5 metres over its San Carlos Property. The drill program was shut down on March 22. During our 2005 – 2006 drill program six holes were drilled for an aggregate of 950 metres. Core samples were shipped to the lab for analysis and results are expected shortly.

3 B.   FINANCIAL INFORMATION

During the post quarter review period the Company issued 1,870,000 common shares in the capital of the Company at a price of $0.10 per share in connection with the completion of a non-brokered private discussed in further detail in section 3 G. FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES below.

During the post quarter review period the Company issued 130,000 finders' and 1,870,000 share purchase warrants exercisable at a price of $0.15 per share until September 9, 2007 in connection with the private placement discussed in the preceding paragraph and section 3G below. During this period no share purchase warrants expired and none were exercised.

During the post quarter review period, the Issuer did not grant any incentive stock options and a total of 23,698 stock options exercisable a price of $0.15 per share expired, unexercised. No options were exercised during this period.

On March 17, 2006 the Company received TSX Venture Exchange acceptance for filing the Company's Stock Option Plan which was approved by the Company's shareholders at the Issuer's recent Annual General Meeting held on November 29, 2005. As discussed above, the Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued shares will be reserved for issuance under the Plan.

3 C.   ACQUISITION OR ABANDONMENT OF RESOURCE PROPERTY

During the post quarter review period the Company did not acquire an interest in any additional resource properties, nor did it abandon any of its existing resource properties during the period.

3 D.   MANAGEMENT CHANGES

The Issuer did not incur any management changes during its post quarter review period.

3 E.   INVESTOR RELATIONS

During the post quarter review period Investor Relations activities undertaken by the Company consisted of updates to our web site, communication to the investment community through personal and electronic means and placement of corporate awareness advertisements with a prominent business TV show.

3 F.   TRANSACTIONS REQUIRING REGULATORY APPROVAL

As at the end of the post quarter review period there were no transactions that required regulatory approval.

3 G.   FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

During the post quarter review period the Company closed an $187,000 (Cdn.) non-brokered private placement which was originally announced on February 16, 2006 for $125,000. As discussed in sections 3. B and 3. H herein, the Issuer closed the private placement by issuing 1,870,000 Units in the capital of the Company at a price of $0.10 per share for total proceeds of $187,000. Each Unit consists of one common share in the capital of the Company and one common share purchase warrant. Each whole warrant can be exercised to acquire one additional common share at $0.15 per share for 18 months. The private placement is subject to a four (4) month hold which expires July 9, 2006.

The Company paid finder's fees totaling $10,400 and as also discussed in sections 3. B and 3. H issued 130,000 finder's warrants to a brokerage in connection with the closing of the private placement. Each finder's warrant can be exercised to acquire one additional common share in the capital of the Company for a period of 18 months at a price of $0.15 per share. The finder's warrants expire on September 9, 2007.

Proceeds from the private placement will be used to fund a portion of the drill program currently underway on HAWKEYE's San Carlos Property in Mexico and for general working capital.

3 H. ISSUED AND OUTSTANDING AND DILUTION FACTORS

The following is a snapshot of the Company's capitalization presented on a fully diluted basis as at the date of this report, April 28, 2006 (column 2), in comparison to the Issuer's capitalization as at the end of its third quarter ended February 28, 2006 (column 3):

Issued and Outstanding	April 28, 2006	February 28, 2006
Common Shares	25,023,174	23,153,174
Share Purchase Warrants	12,720,434	10,720,434
Director/Employee/Consultant Options	2,291,019	2,314,717
Fully Diluted	40,034,627	36,188,325

As discussed in section 3. (B) FINANCIALINFORMATION above, subsequent to the Issuer's third quarter, the Company issued 1,870,000 common shares in the capital of the Company and also issued 2,000,000 share purchase warrants and 23,698 incentive stock options exercisable at a price of $0.15 per share expired, unexercised, which increased the Issuer's fully diluted capitalization from 36,188,325 as at February 28, 2006 to 40,034,627at the date of this report, April 28, 2006.

4. LIQUIDITY AND CAPITAL RESOURCES

The following table is a discussion regarding HAWKEYE's stock volumes and prices. This table states the total number of shares traded in your Company including its high, low and closing prices during its third quarter ended February 28, 2006 and the period subsequent to the end of the Issuer's third quarter to the date of this report April 28, 2006 (column 3 and 2 respectively) and compares these figures to the previous four quarters (column 4, 5, 6 and 7) and also to the two previous fiscal years ended May 31, 2004 and May 31, 2003 (column 8 and 9).

Description	Subsequent to the 3rd Quarter 2006 06/03/01 to 06/ / YY/MM/DD	3rd Quarter 2006 05/12/01 to 06/02/28 YY/MM/DD	2nd Quarter 2005 05/09/01 to 05/11/30 YY/MM/DD	1st Quarter 2005 05/06/01 to 05/08/31 YY/MM/D	4th Quarter 2005 05/03/01 to 05/05/31 YY/MM/DD	3rd Quarter 2005 04/12/01 to 05/02/28 YY/MM/DD	Year Ended 2004 03/06/01 to 04/05/31 YY/MM/DD	Year Ended 2003 02/06/01 to 03/05/31 YY/MM/DD
Total Shares Traded	3,712,113	2,687,447	466,389	427,457	508,812	718,269	2,537,225	12,577,664
High	$0.18	$0.17	$0.165	$0.185	$0.25	$0.30	$0.54	$0.15
Low	$0.12	$0.085	$0.08	$0.12	$0.13	$0.13	$0.12	$0.01
Close	$0.145	$0.14	$0.085	$0.16	$0.18	$0.20	$0.30	$0.035

The Company has experienced a loss of $506,919 for the 9 months ended February 28, 2006 (2005 - $362,194) and, as at February 28, 2006 has a deficit of $7,674,102 (May 31, 2005 - $7,167,183) and a working capital surplus (deficiency) of $10,718 (May 31, 2005 – ($397,212)). The future operations of the Company are dependent upon the continued support of our shareholders and the investment community and management's ability to continue to raise further capital to fund the Issuer's future operations through the issuance of equity via private and public non-brokered and brokered financing opportunities.

5.   RISK AND OPPORTUNITIES

The following is a discussion of risk and uncertainties that the Company is subject to which are unavoidable and are inherent to the industry. Although we have done our best to state risks that we feel the Company is currently susceptible, additional risks that are not presently known to the Company may impact the Issuer's financial results in the future.

Industry

HAWKEYE is engaged in the exploration of mineral properties which is an inherently risky business. There is no assurance that the Company will ever discover an economically viable mineral deposit on any of its properties. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

Gold and Metal Prices

The price of gold is affected by numerous factors beyond the control of the Company including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, demand, political, economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities. The price of other minerals that the Company is exploring for, also have the same or similar price risk factors. These elements can have significant impacts on the industry, the Issuer's stock price which in turn can have an impact on the management's ability to raise future capital to finance the Issuers operations and work programs over its properties.

Exchange Rate Fluctuations

Fluctuation in currency exchange rates, principally the Canadian/US dollar exchange rate, can significantly impact cash flows. The exchange rate has varied substantially over time. Most of the Company's exploration expenses in Mexico are denominated in US dollars. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which may impact financial results. The company does not engage in currency hedging to offset any risk of exchange rate fluctuation.

Environmental

HAWKEYE's exploration and development activities are subject to extensive laws and regulations governing environment protection. Although the Company closely follows and believes it is operating in compliance with all applicable environment regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply could result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures.

Laws and Regulations

HAWKEYE's exploration activities are subject to extensive federal, provincial and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. Such laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, its advisors and contractors to ensure compliance with current laws.

HAWKEYE GOLD & DIAMOND INC. Page 24
MD&A: Management Discussion and Analysis for the 3rd Quarter Ended February 28, 2006

Title to Properties

While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects and native land claim issues.

Competition

There is competition from other mining exploration companies with operations similar to those of the Company's. Many of the mining companies with which the Company competes have operations and financial strength greater than that of the Company.

Dependence on Management

The Company strongly depends on the business and technical experts of its management and there is little possibility that this dependence will decrease in the near term.

6. OUTLOOK

Management is pleased with the progress that the Company made during its third quarter ended February 28, 2006 and to the date of this report, April 28, 2006. During this period, we completed two private placements raising the Issuer total proceeds of $870,600 and completed a 950 metre drill program over our San Carlos Property. Core from the drill holes has been forwarded to the assay laboratory for analysis and results are expected shortly. These advancements should help us attain our short term goals which are to:

A. Based upon the Company receiving positive assay results from the laboratory for our 2005 – 2006 drill program continue to explore and drill the San Carlos Property;

B. Arrange for additional financings to fund the Issuer's working capital requirements and work programs over its properties;

C. Commence early stage exploration over our Dedee Rhode and Dixie Bell Claims in Red Lake, Ontario, Canada; and

D. Continue to evaluate and consider new properties for acquisition and diversification purposes.

We would like to take this opportunity to thank our valued shareholders for your loyalty and patience since our last communication and to let you know that we appreciate your continued support and to also point out that significant strides have been made during the Issuer's third quarter under review and to the date of this report placing HAWKEYE on solid footing to continue exploring its properties, raise additional capital and enhancing shareholder value.

If you have any questions feel free to contact us through any of the methods below:

Toll Free: 1-800-665-3624 (North America)
Vancouver (604) 878-1339
Facsimile: (604) 688-3402
E-mail: hko@hawkeyegold.com
Web Site: www.hawkeyegold.com

ON BEHALF OF THE BOARD OF DIRECTORS OF HAWKEYE GOLD & DIAMOND INC.

Greg Neeld

President & C.E.O.

DATED: **April 28, 2006**

NOTES

NOTES

NOTES



"HAWKEYE is committed to building
shareholder value through prudent and
strategic worldwide investments
in low-cost, high potential
mineral opportunities"

HAWKEYE GOLD & DIAMOND INC.
Suite 2302 – 120 Milross Avenue, Vancouver, B.C., Canada V6A 4K7
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www.hawkeyegold.com

TSX VENTURE EXCHANGE – HKO





May 4, 2006

TSX Venture Exchange - HKO
CUSIP NO : 42016R 10 4
12g3-2(b):82-2435

News Release No. 158

MEXICO: SAN CARLOS PROJECT RESULTS UPDATE

Hawkeye has been advised by its assay lab that results from its six hole, 950 meter drill program on the San Carlos property should be available by the week of May 15, 2006. The company thanks its shareholders for their patience. As previously indicated, all results from the drill program will be released as a batch.

HAWKEYE GOLD & DIAMOND INC.
Per:

President & CEO

Toll Free: 1-800-665-3624   **Email:** hko@hawkeyegold.com
Vancouver: 1-604-878-1339   **Web Site:** www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE GOLD & DIAMOND INC.
Suite 2302 – 120 Milross Avenue, Vancouver, B.C., Canada V6A 4K7
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www.hawkeyegold.com

TSX VENTURE EXCHANGE - HKO





March 13, 2006


TSX Venture Exchange - HKO
CUSIP NO : 42016R 10 4
12g3-2(b):82-2435


News Release No. 156

HAWKEYE CLOSES $187,000 PRIVATE PLACEMENT

HAWKEYE Gold & Diamond Inc. (the "Company") is pleased to announce that it has closed an $187,000 (Cdn.) non-brokered private placement which was originally announced on February 16, 2006 for $125,000. The Issuer closed the private placement by issuing 1,870,000 Units in the capital of the Company at a price of $0.10 per share for total proceeds of $187,000. Each Unit consists of one common share in the capital of the Company and one common share purchase warrant. Each whole warrant can be exercised to acquire one additional common share at $0.15 per share for 18 months. The private placement is subject to a four (4) month hold which expires July 9, 2006.

The Company paid finder's fees totaling $10,400 and also issued 130,000 finder's warrants to a brokerage in connection with the closing of the private placement. Each finder's warrant can be exercised to acquire one additional common share in the capital of the Company for a period of 18 months at a price of $0.15 per share. The finder's warrants expire on September 9, 2007.

Proceeds from the private placement will be used to fund a portion of the drill program currently underway on HAWKEYE's San Carlos Property in Mexico and for general working capital.

HAWKEYE GOLD & DIAMOND INC.
Per:

President & CEO


Toll Free: 1-800-665-3624   **Email:** hko@hawkeyegold.com
Vancouver: 1-604-878-1339   **Web Site:** www.hawkeyegold.com


The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.


HAWKEYE GOLD & DIAMOND INC.
Suite 2302 – 120 Milross Avenue, Vancouver, B.C., Canada V6A 4K7
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www.hawkeyegold.com

TSX VENTURE EXCHANGE - HKO




February 17, 2006

TSX Venture Exchange - HKO
CUSIP NO : 42016R 10 4
12g3-2(b):82-2435

News Release No. 154

HAWKEYE CLOSES PRIVATE PLACEMENT FOR $683,600

HAWKEYE Gold & Diamond Inc. (the "Company") is pleased to announce that it has completed the non-brokered private placement originally announced by the Company on December 12, 2005 and January 25, 2006.

The private placement closed by HAWKEYE issuing a total of 6,836,000 Units at a price of $0.10 per Unit raising the Issuer a total of $683,600 (Cdn). Each Unit is comprised of one common share and one warrant. Each whole warrant can be exercised to acquire one additional common share in the capital of the Company at $0.15 per share for 18 months.

Finder's fees totaling $37,588 were paid to various Canadian brokerage firms and two individuals. The Company also issued finder's warrants to those brokerage firms which participated in the private placement to purchase up to an additional 428,100 shares for $0.15 each for 18 months.

All securities issued in connection with this private placement are subject to a four (4) month hold from closing.

Proceeds from this private placement will be used for the exploration and drilling program currently underway on HAWKEYE's San Carlos Property in Mexico and for general working capital.

HAWKEYE GOLD & DIAMOND INC.
Per:

President & CEO

Toll Free: 1-800-665-3624   **Email:** hko@hawkeyegold.com
Vancouver: 1-604-878-1339   **Web Site:** www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE GOLD & DIAMOND INC.
Suite 2302 – 120 Milross Avenue, Vancouver, B.C., Canada V6A 4K7
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www.hawkeyegold.com

TSX VENTURE EXCHANGE - HKO





February 16, 2006

TSX Venture Exchange - HKO
CUSIP NO : 42016R 10 4
12g3-2(b):82-2435

News Release No. 155

HAWKEYE ANNOUNCES $125,000 PRIVATE PLACEMENT

HAWKEYE Gold & Diamond Inc. (the "Company") is pleased to announce that it has arranged for a non-brokered private placement to sell up to 1,250,000 units (the "Units") in the capital of the Company at a price of $0.10 per Unit for gross proceeds of $125,000. Each Unit will consist of one common share in the capital of the Company and one common share purchase warrant. Each whole warrant can be exercised to acquire one additional common share at $0.15 per share for 18 months from closing. The private placement will be subject to a four (4) month hold from closing and completion is subject to receipt of applicable regulatory approvals and finders fees may be paid on a portion of the offering.

Proceeds from the private placement will be used to fund a portion of the drill program currently underway on HAWKEYE's San Carlos Property in Mexico and for general working capital.

HAWKEYE GOLD & DIAMOND INC.
Per:

President & CEO

Toll Free: 1-800-665-3624   **Email:** hko@hawkeyegold.com
Vancouver: 1-604-878-1339   **Web Site:** www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE GOLD & DIAMOND INC.
Suite 2302 – 120 Milross Avenue, Vancouver, B.C., Canada V6A 4K7
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www.hawkeyegold.com

TSX VENTURE EXCHANGE - HKO



February 14, 2006

TSX Venture Exchange – HKO
CUSIP NO : 42016R 10 4
12g3-2(b):82-2435

News Release No. 153

INCENTIVE STOCK OPTIONS GRANTED

The Company announces that it has granted incentive stock options exercisable for five years to purchase up to 683,600 shares of the Company for $0.12 each to insiders, employees and consultants of the Company. The Company received shareholder approval for its stock option plan allowing for the granting of these incentive stock options at its last Annual General Meeting held on November 29, 2005.

The granting of these options is subject to acceptance of required filings by the TSX Venture Exchange

HAWKEYE GOLD & DIAMOND INC.
Per:

President & CEO

Toll Free: 1-800-665-3624   **Email:** hko@hawkeyegold.com
Vancouver: 1-604-878-1339   **Web Site:** www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE GOLD & DIAMOND INC.
120 Milross Avenue, Suite 2302, Vancouver, B.C., Canada V6A 4K7
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www.hawkeyegold.com

TSX VENTURE EXCHANGE - HKO



HAWKEYE
GOLD & DIAMOND INC.



January 30, 2006

TSX Venture Exchange - HKO
CUSIP NO : 42016R 10 4
12g3-2(b):82-2435

News Release No. 152

DRILLING RESUMES AT THE SAN CARLOS PROJECT, MEXICO

Hawkeye is pleased to confirm that the continuation of its 2005 drill program which was shut down for the Christmas season on December 21, 2005 has resumed at its San Carlos Au, Ag, Cu, Pb, and Zn project located in the state of Tamaulipas, Mexico.

Results will follow upon completion of the drill program.

HAWKEYE GOLD & DIAMOND INC.
Per:

President & CEO

Toll Free: 1-800-665-3624   **Email:** hko@hawkeyegold.com
Vancouver: 1-604-878-1339   **Web Site:** www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE GOLD & DIAMOND INC.
Suite 2302 – 120 Milross Avenue, Vancouver, B.C., Canada V6A 4K7
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www.hawkeyegold.com

TSX VENTURE EXCHANGE - HKO





January 25, 2006

TSX Venture Exchange – HKO
CUSIP NO : 42016R 10 4
12g3-2(b):82-2435

News Release No. 151

HAWKEYE INCREASES PRIVATE PLACEMENT TO $647,600

HAWKEYE Gold & Diamond Inc. (the "Company") is pleased to announce that the sale of units for it's non-brokered private placement which was initially announced December 12, 2005 has been increased from 3,000,000 units (the "Units") to 6,476,000 Units. Each Unit in the capital of the Company will be purchased at a price of $0.10 per Unit raising the Issuer gross proceeds of $647,600. Each Unit will consist of one common share in the capital of the Company and one common share purchase warrant. Each whole warrant can be exercised to acquire one additional common share at $0.15 per share for 18 months from closing. The private placement will be subject to a four (4) month hold from closing and completion is subject to receipt of applicable regulatory approvals and finders fees may be paid on a portion of the offering.

Proceeds from the private placement will be used to fund a portion of the drill program currently underway on HAWKEYE's San Carlos Property in Mexico and for general working capital.

HAWKEYE GOLD & DIAMOND INC.
Per:

President & CEO

Toll Free: 1-800-665-3624   **Email:** hko@hawkeyegold.com
Vancouver: 1-604-878-1339   **Web Site:** www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE GOLD & DIAMOND INC.
Suite 2302 – 120 Milross Avenue, Vancouver, B.C., Canada V6A 4K7
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www.hawkeyegold.com

TSX VENTURE EXCHANGE - HKO



December 28, 2005

TSX Venture Exchange - HKO
CUSIP NO : 42016R 10 4
12g3-2(b):82-2435

News Release No. 150

2005 DRILL PROGRAM WINDS DOWN – DRILLING TO CONTINUE IN JANUARY 2006

Hawkeye is pleased to confirm that the current drill program at its San Carlos project located in Tamaulipas, Mexico was shut down on Dec 21, 2005. Hawkeye reports that it completed drilling of its first target and had only drilled to a depth of 95 metres in drill hole number 2 before closing camp for the Christmas season. The intended target depth for drill hole number 2 is between 150 to 250 metres. Greater depths which were planned would have been attained if it was not for unusual climate conditions that included strong winds, rain and low cloud cover which inhibited helicopter support for the drill crew. The drill rig was left at hole number 2 in anticipation of the continuation of the Company's 1,000-1,500 meter drill program that began November 21, 2005. Continuation of drilling is expected to resume in January 2006 and results will follow upon the program's completion.

HAWKEYE GOLD & DIAMOND INC.
Per:

President & CEO

Toll Free: 1-800-665-3624   **Email:** hko@hawkeyegold.com
Vancouver: 1-604-878-1339   **Web Site:** www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE GOLD & DIAMOND INC.
Suite 2302 – 120 Milross Avenue, Vancouver, B.C., Canada V6A 4K7
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www.hawkeyegold.com

TSX VENTURE EXCHANGE - HKO



December 12, 2005

TSX Venture Exchange - HKO
CUSIP NO : 42016R 10 4
12g3-2(b):82-2435

News Release No. 149

HAWKEYE ANNOUNCES $300,000 PRIVATE PLACEMENT

HAWKEYE Gold & Diamond Inc. (the "Company") is pleased to announce that it has arranged for a non-brokered private placement to sell up to 3,000,000 units (the "Units") in the capital of the Company at a price of $0.10 per Unit for gross proceeds of $300,000. Each Unit will consist of one common share in the capital of the Company and one common share purchase warrant. Each whole warrant can be exercised to acquire one additional common share at $0.15 per share for 18 months from closing. The private placement will be subject to a four (4) month hold from closing and completion is subject to receipt of applicable regulatory approvals and finders fees may be paid on a portion of the offering.

Proceeds from the private placement will be used to fund a portion of the drill program currently underway on HAWKEYE's San Carlos Property in Mexico and for general working capital.

HAWKEYE GOLD & DIAMOND INC.
Per:

President & CEO

Toll Free: 1-800-665-3624   **Email:** hko@hawkeyegold.com
Vancouver: 1-604-878-1339   **Web Site:** www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE GOLD & DIAMOND INC.
Suite 2302 – 120 Milross Avenue, Vancouver, B.C., Canada V6A 4K7
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www.hawkeyegold.com

TSX VENTURE EXCHANGE - HKO





News Release No. 148

Drill Program underway on San Carlos Property, Mexico

Hawkeye is pleased to confirm that drilling has commenced at it's San Carlos gold, copper, lead, zinc and silver project located in the state of Tamaulipas situated approximately 25 kilometres north west from the town of San Carlos in Mexico. Drilling for the 2005 season is expected to be completed by December 21. Drilling will focus on the targets defined in the 2004 work season and it is anticipated that between 1000 to 1500 meters will be drilled.

HAWKEYE GOLD & DIAMOND INC.
Per:

President & CEO

Toll Free: 1-800-665-3624   **Email:** hko@hawkeyegold.com
Vancouver: 1-604-878-1339   **Web Site:** www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE GOLD & DIAMOND INC.
120 Milross Avenue, Suite 2302, Vancouver, B.C., Canada V6A 4K7
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www.hawkeyegold.com

TSX VENTURE EXCHANGE - HKO



HAWKEYE
GOLD & DIAMOND INC.

November 16, 2005

TSX Venture Exchange – HKO
CUSIP NO : 42016R 10 4
12g3-2(b):82-2435

News Release No. 147

Pre-Drill Preparation underway at San Carlos Property, Mexico

HAWKEYE is pleased to announce that its 2005 pre-drill work program for its San Carlos gold, copper, silver, lead and zinc prospect located in the State of Tamaulipas situated approximately 25 kilometres northeast of the town of San Carlos in Mexico is underway. The Company confirms that its geologists are on site and that its advance drill team has arrived for inspection and building of platform sites and to arrange for water distribution to the drill sites. The drill rig and helicopter are expected to arrive at the property on November 18, 2005 and drilling is expected to begin shortly thereafter. The Company intends to drill a minimum of 1,000 to a maximum of 3,000 metres.

A news release will follow once drilling has commenced.

HAWKEYE GOLD & DIAMOND INC.
Per:

President & CEO

Toll Free: 1-800-665-3624   **Email:** hko@hawkeyegold.com
Vancouver: 1-604-878-1339   **Web Site:** www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE GOLD & DIAMOND INC.
120 Milross Avenue, Suite 2302, Vancouver, B.C., Canada V6A 4K7
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www.hawkeyegold.com

TSX VENTURE EXCHANGE - HKO





March 22, 2006

TSX Venture Exchange - HKO
CUSIP NO : 42016R 10 4
12g3-2(b):82-2435

News Release No. 157

MEXICO: SAN CARLOS 2005-2006 DRILL PROGRAM UPDATE

Hawkeye is pleased to announce that phase one of diamond drilling at its San Carlos project located in the State of Tamaulipas Mexico has been completed as of March 20, 2006. Six holes were drilled for an aggregate of 950 meters. Results from the drill program are expected to be available in about 3 week's time.

HAWKEYE GOLD & DIAMOND INC.
Per:

President & CEO

Toll Free: 1-800-665-3624 **Email:** hko@hawkeyegold.com
Vancouver: 1-604-878-1339 **Web Site:** www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE GOLD & DIAMOND INC.
Suite 2302 – 120 Milross Avenue, Vancouver, B.C., Canada V6A 4K7
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www.hawkeyegold.com

TSX VENTURE EXCHANGE - HKO